Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

PLENTYOFFISH MEDIA INC.

MARKUS FRIND,
FRIND ENTERPRISES LTD. AND MARKUS
FRIND FAMILY TRUST NO. 2,
AS THE SHAREHOLDERS
OF PLENTYOFFISH MEDIA INC.

and

MATCH.COM, INC.

Dated as of July 13, 2015

i

ARTICLE III REPRESENTATIONS AND WARRANTIES OF BUYER		27

3.1	Organization	27
3.2	Enforceability	27
3.3	No Approvals or Notices Required; No Conflicts With Instruments	27
3.4	Brokers or Finders	28
3.5	Claims and Legal Proceedings	28
3.6	Sufficient Funds	28
3.7	No Other Representations or Warranties	28

ARTICLE IV COVENANTS		28

4.1	Further Assurances	28
4.2	Operation of the Business	30
4.3	Access	34
4.4	Notice of Developments	34
4.5	Exclusivity	34
4.6	Litigation Support	35
4.7	Press Releases and Announcements	35
4.8	Confidentiality	35
4.9	Audit of Financial Statements	37
4.10	Tax Matters	37
4.11	Supplemental Disclosure	40
4.12	Pre-Closing Reorganization	40
4.13	Termination of Related Party and Intercompany Arrangements	41
4.14	Restrictive Covenants	41
4.15	Dividend Tax Elections and Designations	41
4.16	Tax Elections	41
4.17	Post-Closing Employment	42

ARTICLE V CLOSING CONDITIONS		42

5.1	Mutual Conditions to the Obligations of the Parties	42
5.2	Conditions to Buyer’s Obligations	42
5.3	Conditions to Shareholder’s and the Company’s Obligations	43

ARTICLE VI TERMINATION		43

6.1	Termination Events	43
6.2	Effect of Termination	44

ARTICLE VII SURVIVAL AND INDEMNIFICATION		44

7.1	Survival	44
7.2	Indemnification by Shareholder	45
7.3	Indemnification by Buyer	45
7.4	Limitations	45
7.5	Procedure for Indemnification	48

ii

7.6	Duty to Mitigate	50
7.7	Remedies; Non-Recourse	50
7.8	Tax Treatment of Indemnification Payments	50

ARTICLE VIII GENERAL		50

8.1	Expenses	50
8.2	Notices	51
8.3	Severability	53
8.4	Entire Agreement	53
8.5	Amendments; Assignment; Waivers	53
8.6	Parties in Interest	53
8.7	Governing Law; Submission to Jurisdiction; WAIVER OF JURY TRIAL	54
8.8	Headings; Construction	54
8.9	Counterparts	55
8.10	Specific Performance	55
8.11	Advisors	55

ARTICLE IX DEFINITIONS		56

Company Disclosure Schedule

iii

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of July 13, 2015 (the “Effective Date”), by and among Match.com, Inc., a corporation incorporated under the laws of the State of Delaware (“Buyer”), Plentyoffish Media Inc., a corporation incorporated under the laws of British Columbia (the “Company”), and Markus Frind, a natural person, Frind Enterprises Ltd., a corporation incorporated under the laws of British Columbia, and Markus Frind Family Trust No. 2, a discretionary trust, and together the shareholders of the Company (collectively, “Shareholder”) (each, a “Party” and together, the “Parties”).

WHEREAS, as of the Effective Date, Markus Frind and Markus Frind Family Trust No. 2 own 100% of the equity interests of the Company, comprised of 1,000,000 Class E common shares, with no par value), 4,881,610 Class F preferred shares and 10,000 preferred shares, par value CND $0.01 per share;

WHEREAS, prior to the Closing (as defined herein), the Shareholder and the Company will effect the “Post-Signing/Pre-Closing” steps set forth in Section 4.12 of the Company Disclosure Schedule, and at the Closing Markus Frind, Markus Frind Family Trust No. 2 and Frind Enterprises Ltd. will own 100% of the issued and outstanding shares in the capital of the Company (collectively, the “Shares”),

WHEREAS, Buyer desires to purchase from Shareholder, and Shareholder desires to sell, assign, transfer, convey and deliver to Buyer, free and clear of all Liens, all of its right, title and interest in and to the Shares on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, all rights and obligations of Shareholder pursuant to this Agreement and the Transaction Documents, and all representations, warranties and covenants made or to be performed by Shareholder, shall be joint and several rights, obligations, representations, warranties and covenants of Markus Frind, Markus Frind Family Trust No. 2 and Frind Enterprises Ltd.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the Parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE OF SHARES

1.1                               Sale and Purchase of Shares; Closing.

(a)                                 At the Closing, (i) Shareholder agrees to sell and deliver to Buyer, and Buyer agrees to purchase from Shareholder, all of the Shares, free and clear of any Liens, for the consideration specified below (the “Sale and Purchase”) and (ii) Buyer agrees to fund the Company sufficiently to enable it to repay the Promissory Note  in full, and agrees to cause the Company, and to take all actions and do all things required, to so repay all principal and interest accrued on the Promissory Note (the “Promissory Note Payment Amount”).

(b)                                 Subject to the satisfaction of the conditions set forth in Article V (or the waiver thereof by the Party entitled to waive any such condition), the Parties hereto will be required to complete the closing of the sale and purchase (the “Closing”) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, or as otherwise agreed by the parties, as soon as practicable, and no later than the second (2nd) Business Day after satisfaction or waiver of each condition to the Closing set forth in Article V (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place and time as may be agreed by Buyer and Shareholder.  The Closing will be deemed effective as of 3:05 a.m. Eastern time (the “Closing Time”) on the Closing Date for all other purposes, including determining the Estimated Closing Payment and Adjusted Closing Payment.

1.2                               Closing Deliverables.

(a)                                 At the Closing, Shareholder shall deliver, or cause to be delivered, to Buyer, the following:

(i)                                     certificates representing all of the outstanding Shares, accompanied by duly executed instruments of transfer, in form and substance reasonably satisfactory to Buyer, for transfer to Buyer;

(ii)                                  the corporate record books of the Company;

(iii)                               written resignations of all directors of the Company including positions of such directors as officers of the Company;

(iv)                              releases, executed by the Company in favor of the resigning persons set out in Section 1.2(a)(iii), in form and substance satisfactory to such resigning persons and Buyer, pursuant to which the Company releases such resigning persons from all liabilities, obligations and claims relating to any event, occurrence or circumstance in connection with their service to the Company occurring prior to the Closing, except with respect to any fraud, bad faith or willful misconduct by any such resigning person;

(v)                                 releases, executed by the resigning persons set out in Section 1.2(a)(iii) in favor of the Company post-Closing, in form and substance satisfactory to such resigning persons and Buyer, pursuant to which each such resigning person, on behalf of itself and its heirs, personal representatives, successors and assigns, releases the Company from all liabilities, obligations and claims relating to any event, occurrence or circumstance occurring prior to the Closing, except with respect to any fraud, bad faith or willful misconduct by the Company or its Subsidiaries;

(vi)                              an escrow agreement in a form as may be mutually agreed by Shareholder and Buyer (the “Escrow Agreement”), executed by Shareholder;

(vii)                           a certificate of the Chief Executive Officer of the Company, in a form as may be mutually agreed by Shareholder and Buyer, as to the authenticity and effectiveness of the actions of the sole Shareholder of the Company authorizing the transactions contemplated by each Transaction Document to which the Company or

Shareholder is a party, to which certified copies of the Company’s Governing Documents, further certified by the Chief Operating Officer of the Company, are attached;

(viii)                        a duly executed certificate from the Company, dated as of the Closing Date, to the effect that the Company is not, and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of 897(c) of the Code, which certificate shall be in compliance with the requirements set forth in Treasury Regulation Section 1.1445-2(c)(3)(i), along with the notifications required under Treasury Regulation Section 1.897-2(h)(2);

(ix)                              the certificate to be delivered pursuant to Section 5.2(c); and

(x)                                 all other documents, instruments or writings required to be delivered to Buyer at or prior to the Closing pursuant to this Agreement and such other certificates of authority and similar instruments as Buyer reasonably requests.

(b)                                 At the Closing, Buyer shall deliver, or cause to be delivered, to Shareholder (or, as applicable, to third parties), the following;

(i)                                     a certificate of the Secretary of Buyer, in a form as may be mutually agreed by Shareholder and Buyer, as to the authenticity and effectiveness of the actions of the board of directors of Buyer authorizing the transactions contemplated by each Transaction Document to which Buyer is a party, to which certified copies of Buyer’s certificate of incorporation and bylaws, further certified by the Secretary of Buyer, are attached;

(ii)                                  releases, executed by the Buyer, in favor of the resigning persons set out in Section 1.2(a)(iii), in form and substance satisfactory to such officers and directors and Buyer, pursuant to which the Buyer releases such resigning persons from all liabilities, obligations and claims relating to any event, occurrence or circumstance occurring prior to the Closing, except with respect to any fraud, bad faith or willful misconduct by the Company or its Subsidiaries;

(iii)                               the Escrow Agreement, executed by Buyer and the Escrow Agent;

(iv)                              the payments set forth in Section 1.3(d);

(v)                                 the certificate to be delivered pursuant to Section 5.3(c); and

(vi)                              all other documents, instruments or writings required to be delivered to Shareholder at or prior to the Closing pursuant to this Agreement and such other certificates of authority and similar instruments as Shareholder reasonably requests.

1.3                               Purchase Price.

(a)                                 The purchase price for the Shares (the “Purchase Price”) is $575,000,000

(the “Base Amount”), as may be adjusted pursuant to Sections 1.3(c) and 1.5.

(b)                                 Not later than two (2) Business Days prior to the anticipated Closing Date, Shareholder shall deliver to Buyer good faith, written estimates of the Cash (the “Estimated Cash”), the Indebtedness of the Company (the “Estimated Indebtedness”), the Working Capital (the “Estimated Working Capital”), and the Company Transaction Expenses (“Estimated Company Transaction Expenses”), each as calculated in accordance with the Transaction Accounting Principles.

(c)                                  The estimated closing payment (the “Estimated Closing Payment”) will be an amount equal to the Base Amount:

(i)                                     plus, the amount of the Estimated Cash;

(ii)                                  minus, the amount of the Estimated Indebtedness;

(iii)                               plus, if the Estimated Working Capital exceeds the Working Capital Target, the amount of such excess;

(iv)                              minus, if the Estimated Working Capital is less than the Working Capital Target, the amount of such deficit;

(v)                                 minus, the amount of the Estimated Company Transaction Expenses; and

(vi)                              minus, the amount of the Promissory Note Payment Amount.

(d)                                 At Closing, Buyer will pay (or cause to be paid):

(i)                                     an amount equal to seventy-one million eight hundred seventy-five thousand United States Dollars ($71,875,000) (the “Escrow Amount”), to be paid in Canadian Dollars determined at the Transaction Exchange Rate, which represents payment of a portion of the Purchase Price, to the Escrow Agent by wire transfer of immediately available funds to a single bank account designated by the Escrow Agent with such funds to be invested as Buyer, Shareholder and the Escrow Agent mutually agree, to be held pursuant to the terms of the Escrow Agreement;

(ii)                                  an amount equal to the Estimated Closing Payment, less the Escrow Amount, to Shareholder, by wire transfer of immediately available funds to such bank account or accounts as designated by Shareholder at least three (3) Business Days prior to the anticipated Closing Date;

(iii)                               an amount equal to the Promissory Note Payment Amount, to be paid by the Company to the holder of the Promissory Note, Frind Enterprises Ltd.; and

(iv)                              an amount equal to the amount included in Company Transaction Expenses for employee bonuses, to be paid by the Company to those employees, net of any applicable withholding determined in accordance with Section 1.6, and in such allocations, as set forth in Section 1.3(d)(iv) of the Company Disclosure Schedule, subject to adjustment prior to Closing to reflect any such employees who are no longer employed by the Company.

1.4                               Closing Statement.

(a)                                 After the Closing, Buyer will prepare a closing statement (the “Closing Statement”) showing its calculations of the Cash, Indebtedness, Working Capital and Company Transaction Expenses (collectively, the “PP Components”), in each case as of the Closing Time, and the Adjusted Closing Payment.  The PP Components will be calculated in accordance with the Transaction Accounting Principles.  As promptly as practicable, and in any event, within one hundred twenty (120) days after the Closing Date, Buyer will deliver to Shareholder the Closing Statement, together with supporting documentation reasonably sufficient to confirm and support Buyer’s calculation of the PP Components and the Adjusted Closing Payment.

(b)                                 Shareholder and its accounting and legal representatives will be entitled to reasonable access to the work papers related to the preparation of the Closing Statement and the relevant books and records of the Company, and the Buyer will use reasonable best efforts to ensure that it and its employees, advisors and representatives who were involved in preparing the PP Components or the Closing Statement are available to discuss, on reasonable advance notice but as soon as reasonably practicable, the preparation of the Closing Statement with Shareholder.

(c)                                  If Shareholder agrees with Buyer’s calculation of the Adjusted Closing Payment, the Closing Statement (including Buyer’s calculation of the Adjusted Closing Payment) shall be deemed final and binding upon the Parties, absent fraud or manifest error.  If Shareholder disagrees with Buyer’s calculation of the Adjusted Closing Payment, Shareholder must deliver to Buyer, within forty-five (45) days after the date Buyer delivered the Closing Statement and supporting documentation to Shareholder as required by Section 1.4(a), a written description of such disagreement (a “Notice of Disagreement”).  If Shareholder fails to provide a Notice of Disagreement within such forty-five (45)-day period, the Closing Statement (including Buyer’s calculation of the Adjusted Closing Payment) shall be deemed final and binding upon the Parties, absent fraud or manifest error.  Buyer and Shareholder will negotiate in good faith to resolve any disagreement described in the Notice of Disagreement.  If, after a period of forty-five (45) days following the date on which the Notice of Disagreement is delivered, Buyer and Shareholder have not resolved each such disagreement by jointly in writing agreeing to the Closing Statement or any revisions thereto, then either Buyer or Shareholder will be entitled to submit such disagreements to the Resolution Accountants, with prior written notice regarding such submission to the nonsubmitting Party.

(d)                                 Within ten (10) Business Days after receipt of such written notice, Buyer and Shareholder will each deliver to the Resolution Accountants a written settlement offer setting forth its calculations of the PP Components calculated in accordance with the Transaction Accounting Principles and the Adjusted Closing Payment (each, a “Settlement Offer”); provided, however, that neither Buyer nor Shareholder may submit a Settlement Offer that contains a proposal as to any PP Component that, in the case of a proposal by Buyer, is more adverse to Shareholder as compared to the Closing Statement, or, in the case of a proposal by Shareholder, is more adverse to Buyer as compared to the position set forth in the Notice of Disagreement, but in each case absent fraud or manifest error.  The Resolution Accountants shall, acting as an expert and not as an arbitrator, determine, on the basis of the standards expressly set forth in this Agreement and the Transaction Accounting Principles, which Party’s Settlement Offer most accurately reflects the Resolution Accountants determination of the PP Components calculated in accordance with the Transaction Accounting Principles and the Adjusted Closing Payment contemplated hereby.  Buyer will cause the Company to grant to the Resolution Accountants reasonable access to the Company’ books and records relating to the calculation of the PP Components.  As set out above, the Resolution Accountants will select one of the Settlement Offers within thirty (30) days after the date on which the Resolution Accountants are engaged or as soon thereafter as possible, and, absent fraud or manifest error, the selection by the Resolution Accountants will be binding upon the Parties.  The fees, costs and expenses of the Resolution Accountants shall be borne by the party whose Settlement Offer was not selected.

1.5                               Adjusted Closing Payment.

(a)                                 The adjusted closing payment (the “Adjusted Closing Payment”) will be an amount equal to the Base Amount:

(i)                                     plus, the amount of the Cash;

(ii)                                  minus, the amount of the Indebtedness of the Company;

(iii)                               plus, if the Working Capital exceeds the Working Capital Target, the amount of such excess;

(iv)                              minus, if the Working Capital is less than the Working Capital Target, the amount of such deficit;

(v)                                 minus, the Company Transaction Expenses; and

(vi)                              minus, the amount of the Promissory Note Payment Amount.

(b)                                 Within ten (10) Business Days after the final determination of the Adjusted Closing Payment in accordance with Section 1.4:

(i)                                     if the Adjusted Closing Payment exceeds the Estimated Closing Payment, Buyer will pay to Shareholder, by wire transfer of immediately available funds to the bank account or accounts designated by Shareholder pursuant to Section 1.3(d), the amount of such excess; or

(ii)                                  if the Adjusted Closing Payment is less than the Estimated Closing Payment, Shareholder and Buyer will deliver joint written instructions to the Escrow Agent to deliver such deficit to Buyer from the available balance of the Escrow Amount and if the balance of the Escrow Amount is insufficient to cover such payment, then Shareholder will pay to Buyer, by wire transfer of immediately available funds to the bank account designated by Buyer, the amount of any such shortfall.

1.6                               Withholding.  Notwithstanding anything to the contrary in this Agreement,

to the extent required by the Code or applicable Law, Buyer shall be permitted to deduct and withhold from any amounts payable hereunder any amounts so required to be deducted and withheld.  Any amounts that are so deducted or withheld and timely paid to the appropriate Governmental Body shall be treated for all purposes of this Agreement as having been paid to Shareholder.  The Parties acknowledge that, except with respect to the employee bonus payments to be paid by the Company in connection with the Closing, no withholding is required from the Estimated Closing Payment or the Adjusted Closing Payment under current applicable law, assuming the accuracy of the representation contained in Section 2.10(y) and delivery of the certificate described in Section 1.2(a)(viii).

1.7                               Foreign Exchange.  Except as may be specifically provided herein, all amounts to be paid hereunder shall be paid in United States Dollars.  To the extent any calculations of amounts to be paid (a) include amounts denominated in Canadian Dollars or (b) are denominated in United States Dollars and require conversion to Canadian Dollars, such amounts shall be converted using the Daily Noon Exchange Rate as at the close of business on the third Business Day immediately prior to the Closing Date as quoted on the website of the Bank of Canada (http://www.bankofcanada.ca/rates/exchange/10-year-lookup/) as of such date (the “Transaction Exchange Rate”).

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SHAREHOLDER

Except as is otherwise disclosed in the disclosure schedule delivered by the Company to Buyer immediately prior to the execution of this Agreement, and as supplemented after execution of this Agreement as provided herein (the “Company Disclosure Schedule”) (provided that disclosure in any section of such Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in the corresponding section of this Agreement and such other sections of this Agreement where it is reasonably apparent on the face of such disclosure that such disclosure applies to another representation or warranty hereof), the Company and Shareholder represent and warrant to Buyer as follows:

2.1                               Organization.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of British Columbia.  The Company has all requisite corporate power and authority to own, operate and lease its properties and assets, to carry on its business as now conducted and to enter into and perform its obligations under each Transaction Document to which the Company is a party, and to consummate the transactions contemplated thereby.

2.2                               Qualification to do Business.  The Company is duly qualified and licensed as a foreign corporation to do business and is in good standing in each of the jurisdictions in which the nature of the business conducted by the Company makes such qualification or licensing necessary under applicable Law, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to be material to the Company.

2.3                               Enforceability; Due Authorization.

(a)                                 All corporate or shareholder action on the part of the Company necessary for the authorization, execution, delivery and performance of each Transaction Document to which the Company is a party, the consummation of the transactions contemplated by each Transaction Document to which the Company is a party, and the performance of all the Company’s obligations under each Transaction Document to which the Company is a party have been taken.  This Agreement has been, and at the Closing each of the Transaction Documents to which the Company is a party will be, duly executed and delivered by the Company, and constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as may be limited by:  (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws from time to time in effect that affect creditors’ rights generally and (ii) legal and equitable limitations on the availability of specific remedies, injunctive relief, statutory limitation periods or other equitable remedies (clauses (i) and (ii) collectively, the “Enforceability Exceptions”).

(b)                                 All action on the part of Shareholder necessary for the authorization, execution, delivery and performance of each Transaction Document to which Shareholder is a party, the consummation of the transactions contemplated by each Transaction Document to which Shareholder is a party, and the performance of all Shareholder’s obligations under each Transaction Document to which Shareholder is a party have been taken.  This Agreement has been, and at Closing each of the remaining Transaction Documents to which Shareholder is a party will be, duly executed and delivered by Shareholder, and constitute the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms except as may be limited by the Enforceability Exceptions.

2.4                               Capitalization; Ownership of Shares.

(a)                                 The outstanding shares of the Company (excluding, for purposes of this sentence and Section 2.4(c) only, any subsidiary of the Company) consist solely of the Shares held by Shareholder.  Such Shares were duly authorized for issuance and are validly issued, fully paid and non-assessable, and were not issued in violation of any Stock Purchase Rights or any similar rights and have been issued in compliance in all material respects with all applicable Laws.  Other than is set forth on Section 4.12 of the Company Disclosure Schedule, the Company has no debt securities or loans outstanding.

(b)                                 Other than as contemplated by this Agreement and as is set forth on Section 4.12 of the Company Disclosure Schedule, there are no outstanding rights of first refusal or offer, preemptive rights, options, warrants, conversion rights, other rights or other agreements, either directly or indirectly, for the purchase or acquisition from the Company or Shareholder by any other Person of any securities or any other interest in the Company or any debt or equity securities or instruments convertible into or exchangeable for securities or any other interests in the Company (collectively, “Stock Purchase Rights”).

(c)                                  Shareholder owns beneficially and of record 100% of the issued and outstanding Shares of the Company free and clear of any and all Liens.  Shareholder has the power and authority to sell, transfer, assign and deliver such Shares as provided in this

Agreement, and such delivery will convey to Buyer legal and beneficial ownership of such Shares, free and clear of any and all Liens.  There is no agreement or understanding between or among Shareholder and any other Person(s) that relates to the voting or giving of written consents with respect to any securities of the Company.

2.5                               Corporate Books and Records.  The Company has furnished to Buyer or its representatives for their examination true and complete copies of the Governing Documents and materially complete copies of the corporate record books of the Company.  Such minutes reflect all meetings of Shareholder and the sole director since the Company’s inception.

2.6                               Subsidiaries and Affiliates.  Other than as set forth on Section 2.6 of the Company Disclosure Schedule, the Company does not own, beneficially or of record, directly or indirectly, any subsidiary or any shares of capital stock or any debt or equity securities of any other company or entity, including but not limited to, any interest in any partnership, joint venture or other enterprise.

2.7                               No Approvals; No Conflicts.

(a)                                 Other than as set forth on Section 2.7 of the Company Disclosure Schedule, the execution and delivery by the Company and Shareholder of each Transaction Document does not and the consummation of the transactions contemplated by the Transaction Documents and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company to own or use any assets required for the conduct of its business or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon the Company or the Shareholder (for the benefit of the Company with respect to the operation of the Company’s business) by which or to which any of its properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any properties or assets of the Company, (ii) conflict with or result in any violation of any provision of the Governing Documents of the Company or Shareholder, or (iii) conflict with or violate any applicable Laws to which the Company or Shareholder is subject, except, in the case of clauses (i) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Company or prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by the Transaction Documents.

(b)                                 The execution, delivery and performance by the Company or Shareholder of each Transaction Document to which the Company or Shareholder is a party and the consummation of the transactions contemplated thereby, do not and will not require any consent, approval, authorization or permit of, action by, filing by the Company or Shareholder with or notification by the Company or Shareholder to, any Governmental Body, except for (i)  the Investment Canada Approval and (ii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to be material to the Company or prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by the

Transaction Documents.

2.8                               Financial Statements; No Undisclosed Liabilities.

(a)                                 The Company has delivered to Buyer an unaudited balance sheet of the Company as of December 31, for each of the years 2014 and 2013 and the related statement of operations and retained earnings for the twelve (12) months ended December 31 for each of the years 2014 and 2013.  The Company has also delivered to Buyer the monthly unaudited balance sheets for the five (5) months ended May 31, 2015 and the related monthly statement of operations and retained earnings.  All the financial statements referenced above are herein referred to as the “Financial Statements” and are attached to Section 2.8 of the Company Disclosure Schedule.  The Financial Statements (x) fairly present in all material respects the financial position and results of operations of the Company as of the dates and for the periods indicated, in accordance with the applicable Historical Accounting Principles, applied on a consistent basis during such periods and (y) the Financial Statements have been prepared from, and are in accordance with, the books and records of the Company.  The Company is not party to any off-balance sheet Contract or other “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended), where the intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company.

(b)                                 The Company has no Liabilities of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except (i) Liabilities reflected or reserved against in the balance sheet of the Company as of December 31, 2014 included in the Financial Statements, (ii) Liabilities incurred after December 31, 2014 in the Ordinary Course of Business, (iii) Liabilities incurred in connection with this Agreement including amounts to be included in Company Transaction Expenses for employee bonuses to be paid by the Company, (iv) Liabilities arising out of the Promissory Note and (v) Liabilities that have not been and would not reasonably be expected to be, material to the Company.

2.9                               Absence of Certain Changes or Events.

(a)                                 Except for the transactions specifically contemplated in this Agreement and the Pre-Closing Reorganization, since December 31, 2014, the business of the Company has been conducted in all material respects in the Ordinary Course of Business and neither the Company nor Shareholder has undertaken any action that if taken after the date of this Agreement, would require Buyer’s consent pursuant to Section 4.2.

(b)                                 Since December 31, 2014, there has not been any fact, change, circumstance, event occurrence or development that has had or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

2.10                        Taxes.  Other than as set forth in Section 2.10 of the Company Disclosure Schedule,

(a)                                 The Company (i) has timely filed with each appropriate Governmental Body all Tax Returns required to be filed by or with respect to it, and (ii) has fully and timely paid all Taxes due and owing by it (whether or not such Taxes have been reflected on any Tax Return).  All such Tax Returns are true, correct and complete in all material respects and no such Tax Return has been amended.  All Taxes that the Company has been required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid over to the appropriate Governmental Body or are being held by the Company for such payment in compliance with all applicable legal requirements.

(b)                                 (i) There are no pending Claims by any Governmental Body that has provided written notice thereof to the Company with respect to Taxes relating to the Company; (ii) no extension or waiver of the limitation period applicable to any Tax Return of the Company (including, without limitation, any such period to file any such Tax Return or for the assessment, collection or payment of any Taxes) has been requested, granted or is in effect; (iii) no Tax Return of the Company is currently under audit by any Governmental Body; and (iv) the Company has not received any written notice of adjustment from any Governmental Body with respect to Taxes of the Company.

(c)                                  The Company has no liability for the Taxes of any Person under any provision of state, local or foreign law, as a transferee or successor by contract, or otherwise, or has ever been a party to, or bound by, any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract.

(d)                                 There are no Tax liens on any assets of the Company, other than Permitted Liens.

(e)                                  The Company is not doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all required Tax Returns, and no notice or inquiry has been received by the Company from any Governmental Body with which Tax Returns have not been filed by the Company to the effect that the filing of Tax Returns may be required.  The Company is not required to file any Tax Returns in any jurisdiction outside Canada.

(f)                                   The Company has not been at any time a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Tax has not expired.

(g)                                  The Company has not agreed to, and is not required to, make any adjustment to income or expenses resulting in an adjustment in future years pursuant to any provision of any state, local or foreign law, including as a result of any change in method of accounting.

(h)                                 The Company is not subject to, and has not requested, any ruling or notice of determination of, or agreement with, any Taxing Authority.

(i)                                     The Company has not engaged in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b) or Section 237.3 of the Tax Act.

(j)                                    The Company has not acquired assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor.

(k)                                 The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) that begins after the Closing Date as a result of (i) any change in method of accounting adopted before the Closing, (ii) any installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or before the Closing, (iii) prepaid amount received on or prior to the Closing, (iv) “closing agreement” made before the Closing with any Governmental Body pursuant to any provision of state, local or foreign law, (v) a reserve, deduction, advance payment, election or tax credit established, made or received (as the case may be) before the Closing, except in all cases, any such item to the extent taken into account in the final Closing Statement.

(l)                                     The Company is not and has never been a (i) “passive foreign investment company” within the meaning of Section 1297 of the Code and the Treasury Regulations thereunder or (ii) a “controlled foreign corporation” within the meaning of Section 957 of the Code and the Treasury Regulations thereunder.  The Company has not made an election pursuant to Section 897(i) of the Code.

(m)                             No entity classification election has been made pursuant to Treasury Regulation Section 301.7701-3 with respect to the Company.

(n)                                 The Company has made available to Buyer complete and correct copies of all Tax Returns of the Company that have been filed for the years 2012, 2013 and 2014 as of the date hereof (except Tax Returns for periods in respect of which the applicable statutory period of limitations has expired) and copies of all its correspondence with Governmental Bodies related to Taxes.

(o)                                 No amount in respect of any outlay or expense that is deductible in computing the income of the Company for the purposes of the Tax Act has been owing by the Company for longer than two (2) years to a Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) at the time the outlay or expense was made or incurred.

(p)                                 The Company has not claimed a deduction with respect to an outlay or expense that may be considered unreasonable under the circumstances.

(q)                                 Except pursuant to this Agreement or as specifically disclosed in writing to the Buyer, for purposes of the Tax Act or any other Law, there has never been a change or acquisition of control of the Company.

(r)                                    The Company has not, directly or indirectly, transferred property to or supplied services to, or acquired property or services from, any Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of such property or services.

(s)                                   For all transactions between the Company and any non-resident Person with whom the Company was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing, the Company has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(t)                                    There are no circumstances which exist and would result in, or which have existed and resulted in, the application of any of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the taxation legislation of any province or any other jurisdiction, to the Company at any time up to and including the Closing Date in respect of any transaction entered into.

(u)                                 All Taxes incurred or losses sustained by the Company prior to the Closing Date have arisen in the Ordinary Course of Business, except for Taxes or losses, if any, arising from the transactions contemplated by this Agreement or the Pre-Closing Reorganization.

(v)                                 The Company has not made an “excessive eligible dividend designation” as defined in subsection 89(1) of the Tax Act and, since January 1, 2006, the Company has not paid any dividend which it did not designate as an “eligible dividend” pursuant to subsection 89(14) of the Tax Act in circumstances where such designation would not have resulted in an “excessive eligible dividend designation” (as defined in subsection 89(1) of the Tax Act) having been made by the Company, as the case may be, and will not make or be required to make an “excessive eligible dividend designation” under the Pre-Closing Reorganization except in circumstances where the Company is able to make a corresponding election to avoid Part III.1 tax under the Tax Act as referenced in Section 4.15.

(w)                               The Company is a registrant for the purposes of the GST Legislation having the registration number 856739107 RT0001.  The Company is not and has never been a financial institution within the meaning of the GST Legislation or a financial institution or specified financial institution within the meaning of the Tax Act.

(x)                                 The Company has maintained and, for the period required by applicable Law, continues to maintain at its place of business in Canada all books and records required to be maintained under the Tax Act, the GST Legislation, or any comparable Law of any province or territory of Canada (including any municipality or state thereof), including Laws relating to sales or use Taxes.

(y)                                 The Company is not a non-resident of Canada for the purposes of the Tax Act.  The Shareholder is not a non-resident of Canada, nor a partnership other than a Canadian partnership, for the purposes of the Tax Act.

2.11                        Property.

(a)                                 Real Property.  The Company does not own any real property.  Section 2.11(a) of the Company Disclosure Schedule lists all of the Contracts relating to real property and interests therein leased, subleased or otherwise occupied or used by the Company or the Shareholder (for the benefit of the Company with respect to the operation of the Company’s business) and all amendments thereto (each, a “Lease”) (such underlying property interests, with all easements and other rights appurtenant to such property, the “Leased Real Property”).  With respect to each item of Leased Real Property, the leasehold interest of the Company or the Shareholder  is free and clear of any Liens, except Permitted Liens.  Neither the Company nor the Shareholder is a sublessor of, and neither has assigned any lease covering, any item of Leased Real Property.  The Leased Real Property constitutes all interests in real property currently used by the Company in connection with the Company’s business.  To the Knowledge of the Company, the Leased Real Property is not subject to any rights of way, building use restrictions, title exceptions, variances, reservations or limitations of any kind or nature, except as set forth in the Lease relating to such item or those required by Law.  To the Knowledge of the Company, the Leased Real Property complies in all material respects with all Laws, including zoning requirements.  The Company is not a party to or bound by any Contract (including any option) for the purchase or sale of any real estate interest or any Contract for the lease to or from the Company of any real estate interest not currently in possession of the Company.

(b)                                 Tangible Personal Property.  The Tangible Personal Property is free and clear of all Liens other than Permitted Liens.  The Company has good and marketable title or leasehold title (as applicable) to all of the items of Tangible Personal Property currently used in the business of the Company and no other Person owns any Tangible Personal Property used in the business of the Company.  All such items of Tangible Personal Property which, individually or in the aggregate, are material to the operation of the business of the Company are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted).

2.12                        Contracts.

(a)                                 Section 2.12 of the Company Disclosure Schedule contains a complete and accurate list of all the following material contracts and agreements, oral or written, to which the Company is currently a party or by which the Company or its assets or properties are bound:

(i)                                     Contracts providing for payments by or to the Company in each case in amounts in excess of $250,000 on an annual basis;

(ii)                                  Contracts evidencing the incurrence, assumption or guarantee of any Indebtedness, or imposing a Lien on any of the assets, of the Company;

(iii)                               Contracts for the employment of any individual on a full-time, part-time or consulting or other basis, whether express or implied, or other Contract for services, including, without limitation, any agreements for any persons hired in an individual capacity as independent contractors whether directly as a sole proprietorship or indirectly through a corporate entity of which they are the principal, that provides for payments by the Company in excess of $75,000 per annum;

(iv)                              Contracts constituting a noncompetition agreement or other arrangement that would prevent the Company from carrying on its business anywhere in any geographical area, or a nonsolicitation agreement that would prevent the Company from soliciting or hiring any person, for greater certainty excluding Contracts for the license of Intellectual Property that would not otherwise require disclosure hereunder but for being limited by territory or scope (where the Company does not currently carry on its business in a manner that would exceed such licensed territory or scope), or that are export controlled (where the Company currently does not export to such territory in a manner that would be prohibited by such export control);

(v)                                 Contracts constituting an exclusive license agreement as licensor or licensee;

(vi)                              Contracts constituting a joint venture agreement or arrangement, strategic alliance, partnership, co-marketing or affiliate arrangement, or other Contract that involves a sharing of profits or revenue or proprietary information with other Persons (provided that this clause (vi) shall not require disclosure of any Contract because it is, or solely because it has provisions dealing with, non-disclosure, confidentiality or similar obligations);

(vii)                           Contracts with any current or former officer, director, stockholder or Affiliate of the Company or Shareholder;

(viii)                        Contracts for which the Company or any other Person has any continuing obligation or liability for the sale of any of the assets of the Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential rights to purchase any of its assets;

(ix)                              Contracts for which the Company or Shareholder has any continuing obligation or liability relating to the acquisition or sale (by merger, purchase of stock or assets or otherwise) by the Company of any operating business or material assets or the capital stock of any other Person, other than pursuant to the steps set forth in Section 4.12 of the Company Disclosure Schedule;

(x)                                 Contracts under which the Company has made any outstanding advances or loans to any other Person, excluding trade receivables in the Ordinary Course of Business;

(xi)                              Contracts providing for severance, retention, change in control or other similar payments above Company’s standard notice or pay-in-lieu entitlements pursuant to the form of employment contract disclosed in Section 2.14(a) of the Company Disclosure Schedule;

(xii)                           Contracts containing material guaranty or similar obligations, direct or indirect, by the Company, or outstanding Contracts where the primary purpose thereunder is for the Company to provide indemnification or similar obligations to a third party;

(xiii)                        Contracts (or group of related contracts), in each case providing for payments in excess of $100,000 on an annual basis, that require performance by any party more than one (1) year from the date hereof or which cannot be terminated by the Company at any time upon less than ninety (90) days’ prior notice;

(xiv)                       Contracts that contain a requirement to deal exclusively with or grant exclusive rights or rights of first refusal to any customer, vendor, supplier, distributor, contractor or other Person;

(xv)                          any power of attorney or other similar contract or grant of agency;

(xvi)                       material personal property leases;

(xvii)                    Contracts under which the Company or the Shareholder (for the benefit of the Company with respect to the operation of the Company’s business) is a licensor of Intellectual Property (other than licenses included with the Company’s products in the Ordinary Course of Business), or provider of, or agrees to encumber, not assert, transfer or sell rights in or with respect to, any Intellectual Property or to provide source code to any third party;

(xviii)                 Contracts pursuant to which a license, covenant not to assert, or other right under Intellectual Property is granted by or to the Company or the Shareholder (for the benefit of the Company with respect to the operation of the Company’s business) (excluding licenses included with the Company’s products in the Ordinary Course of Business and Contracts pursuant to which the Company or Shareholder non-exclusively licenses off-the-shelf software commercially available on standard terms, with the exception of off-the shelf software that is linked to or is included in the Company Software);

(xix)                       Contracts with each Material Advertiser of the Company (including, for the avoidance of doubt, the Material Advertisers referenced in Section 2.21); or

(xx)                          Contracts relating to the publishing, platform licensing, distribution or marketing of the Company’s Facebook application, Windows Phone application, iOS application and Android application, except Contracts for off-the-shelf, shrink-wrap, click through or pre-installed software, hardware or databases licensed to the Company (clauses (i) through (xx) collectively, the “Material Contracts”).

(b)                                 All Material Contracts are valid, binding obligations of the Company, or, as applicable, the Shareholder and enforceable in accordance with their terms against the Company or, as applicable, the Shareholder, except as may be limited by the Enforceability Exceptions, and are in full force and effect.  The Company or, as applicable, the Shareholder, has performed in all material respects the obligations imposed on it thereunder accruing prior to the date hereof, except where the failure to do so would not reasonably be expected to be material to the Company, and neither the Company nor the Shareholder nor, to the Knowledge of the Company, any other party thereto is in material default or breach thereunder, except where such default or breach would not reasonably be expected to be material to the Company, and, to the Knowledge of the Company, no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default on the Company or, as applicable, the Shareholder or any other party thereunder.  The Company has not received any written notice of any party’s intention to terminate any of the Material Contracts or written notice of any dispute with respect to any Material Contract.  The Company has delivered true and complete copies of each such written Material Contract (or written summaries of the terms of any such oral Material Contract), together with all amendments, modifications or supplements thereto, to Buyer.

2.13                        Compliance With Laws.  The Company is, and at all times in the past two (2) years has been, in compliance in all material respects with all Laws, judgments, decrees and orders applicable to it and its employees.  Other than as set forth in Section 2.13 of the Company Disclosure Schedule, in the two (2) years prior to the date of this Agreement, the Company has not, nor has Shareholder (as it relates to the Company), received written notification of or been charged with the violation of any Laws, judgments, decrees, orders or rules or regulations of any self-regulatory body to which the Company is a member, nor does there exist, any asserted present or past unremedied failure by the Company or Shareholder to comply with any of such Laws, judgments, decrees, orders, rules or regulations.  The Company can provide substantiation for all marketing claims made by the Company in the last two (2) years on the website of the Company, in the Company’s television advertisements, or to the Knowledge of the Company, in any online display advertising in the United States or Canada distributed by the Company, but specifically excluding, without limitation, any marketing claims made by any Person other than the Company or the Shareholder on social media (including Facebook and Twitter) or otherwise.  To the Knowledge of the Company, all third party affiliates or marketing partners have performed their marketing, promotional or advertising activities for the Company in compliance with all Laws applicable thereto.

2.14                        Claims and Legal Proceedings; Government Orders.

(a)                                 There are no, and at no time during the past three (3) years have there been any, material Claims pending or, to the Knowledge of the Company, threatened against the Company or, as it relates to the Shares, Shareholder, to which the Company is a party that (i) would challenge, or seek to prevent, make illegal or enjoin, alter, delay or otherwise interfere with any of the transactions contemplated by the Transaction Documents, or (ii) would challenge, or seek to prevent, make illegal or enjoin, alter, delay or otherwise interfere with any of the transactions contemplated by the Transaction Documents.

(b)                                 There are no, and at no time during the past three (3) years have there been any, material Claims pending or threatened against any of the officers or, to the Knowledge of the Company, employees of the Company relating to business of the Company.  There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which the Company is a party, and the Company and Shareholder, as it relates to the Company, has at no point during the past three (3) years been subject to any judgment, order, decree or stipulation.  Any written claims or communications received by the Company from any Governmental Body relating to anti-fraud measures with respect to users of the Company’s websites are listed on Section 2.14(b) of the Company Disclosure Schedule.

(c)                                  There is no Claim of any nature pending, or to the knowledge of Shareholder, threatened, against Shareholder, nor is there any order binding on Shareholder or to which Shareholder is subject, arising out of or relating to (i) Shareholder’s beneficial ownership of Shares, (ii) Shareholder’s capacity as a shareholder of the Company, (iii) any transfer or contribution of assets (tangible and intangible) or properties by Shareholder to the Company, or (iv) to the extent that it would be reasonably expected to challenge, or seek to prevent, make illegal or enjoin, alter, delay or otherwise interfere with any of the transactions contemplated by the Transaction Documents, any other Contract to which Shareholder is a party.  There is no Claim of any nature pending, nor is there any judgment or order binding on Shareholder or to which Shareholder is subject, arising out of or relating to the Transaction Documents or the transactions contemplated thereby, which Claim, judgment or order would adversely affect

Shareholder’s ability to consummate the transactions contemplated hereby.  There is no Claim pending or, to the knowledge of Shareholder, threatened, against Shareholder or any of its Affiliates with respect to which Shareholder or any of its Affiliates has a contractual right or a right pursuant to applicable Law to indemnification from the Company related to facts and circumstances existing prior to the date of this Agreement, nor, to the knowledge of Shareholder, are there any currently existing facts or circumstances that would reasonably be expected to give rise to such a Claim.

2.15                        Employees Matters.

(a)                                 Section 2.15(a) of the Company Disclosure Schedule includes a complete list of all Employee Benefit Plans.  With respect to each Employee Benefit Plan, the Company has delivered or made available to Buyer a true, correct and complete copy of each writing constituting a part of such Employee Benefit Plan, including without limitation all plan documents, trust agreements, and insurance contracts and other funding vehicles.  Except as specifically provided in the foregoing documents delivered or made available to Buyer, there are no amendments to any Employee Benefit Plan that have been adopted or approved nor has the Company undertaken to make any such amendments or to adopt or approve any new Employee Benefit Plan.

(b)                                 No Employee Benefit Plan is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (or similar concept under Canadian Law).

(c)                                  All contributions required to be made to any Employee Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Financial Statements.

(d)                                 With respect to each Employee Benefit Plan, the Company has complied, and are now in compliance, in all material respects with all provisions all Laws applicable to such Employee Benefit Plans and each Employee Benefit Plan has been registered (where required), established, administered and funded in all material respects in accordance with its terms.

(e)                                  Neither the Company nor any Affiliate has now or at any time within the previous six (6) years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a defined benefit pension plan or a multiemployer plan.

(f)                                   The Company has no liability for life, health, medical or other welfare benefits or any other obligations to former employees or independent contractors or beneficiaries or dependents thereof.

(g)                                  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including, without limitation, bonuses (other than bonuses included in Company Transaction Expenses or paid before Closing out of available Cash)), golden parachute, retirement, retiring allowance, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director, officer, employee or independent contractor of the Company under any Employee Benefit Plan or otherwise; (ii) increase any compensation or benefits otherwise payable to any current or former director, officer or employee of the Company, including without limitation, under any Employee Benefit Plan; (iii) result in any acceleration of the time of payment or vesting of any such benefits; (iv) require the funding of any trust or other funding vehicle; (v) limit or prohibit the ability to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or related trust; or (vi) entitle any employee of the Company to any job security or similar entitlement (except as may be required pursuant to the Investment Canada Approval or any other approvals under Anti-Trust Laws).

(h)                                 There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, or to Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Employee Benefit Plans, any fiduciaries thereof with respect to their duties to the Employee Benefit Plans or the assets of any of the trusts under any of the Employee Benefit Plans which could reasonably be expected to result in any material liability of the Company.

(i)                                     Section 2.15(i) of the Company Disclosure Schedule sets forth a true and complete list of all current employees and independent contractors engaged by the Company, including each employee’s and independent contractor’s title, location of employment, date of hire, compensation (including salary, bonus, commission and other remuneration), and aggregated, anonymized information providing details to the extent any employees are on short-term or long-term disability, maternity or parental leave, temporary lay-off, workers compensation or other approved leave of absence, and whether such individual is employed or engaged pursuant to a written contract.

(j)                                    The Company is in compliance with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, employment insurance, occupational health and safety, employer health tax, pay equity, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, wages and hours and there are no pending or threatened claims before any Governmental Body with respect to any of the foregoing.  The Company has properly characterized retained individuals as either employees or independent contractors for purposes of Tax and applicable Laws.

(k)                                 All liabilities to or arising in connection with the employees of the Company (including without limitation all compensation, Taxes, and all payments, contributions or premiums required to be remitted or paid in respect of each of the Employee Benefit Plans) and in respect of employment insurance, employer health tax, Canada Pension Plan, accrued wages, commissions and other compensation have been paid in a timely manner and to the extent due or payable on or prior to the Closing Date, shall have been paid as of the Closing Date.  No vacation pay, bonuses, commissions and other remuneration for employees of the Company have been accrued in the Financial Statements other than as described in the Historical Accounting Principles.

(l)                                     The Company is not a party to a collective bargaining agreement, and to the Knowledge of the Company, no labor union, employee association or other similar entity has any bargaining rights acquired by certification, voluntary recognition or otherwise to represent any employee of the Company or has applied to represent or is attempting to organize so as to represent such employees.

(m)                             (i) there is no pending or, to the Knowledge of the Company, threatened work stoppage, lock-out, slowdown, labor strike or other labor difficulty against or affecting the Company, and (ii) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending, or to the Knowledge of the Company, threatened against the Company.

2.16                        Intellectual Property.

(a)                                 Section 2.16(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Company Intellectual Property including that which has been issued by, or registered by, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office, the Canadian Intellectual Property Office or any similar office or agency anywhere in the world (“Scheduled IP”), identifying for each item, (i) the application/registration number and application/registration date and relevant jurisdiction, (ii) the name or title, and (iii) the owner of record and, if different, the beneficial owner;

(b)                                 Except as set forth on Schedule 2.16(b) of the Company Disclosure Schedule:

(i)                                     all Scheduled IP (including, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability, and renewal applications) is (A) in material compliance with formal requirements of applicable Law; and (B) valid, enforceable and subsisting;

(ii)                                  the Company is the exclusive owner of all right, title and interest in and to, or otherwise has a valid and continuing license to use, in each case, free and clear of any and all Liens (other than Permitted Liens), all Intellectual Property, Software and other Technology that is used in the conduct and operation of its business of the Company as presently conducted (including any products or services of the Company), all of which is valid and enforceable;

(iii)                               except for rights in know-how (whether or not reduced to practice), acknowledged by Shareholder to be subject to Section 4.8 hereof, neither Shareholder nor any of its Affiliates (other than the Company) own any right, title or interest in or to any Intellectual Property, Software or other Technology used in the operation or conduct of the business of the Company as presently conducted (including any products or services of the Company);

(iv)                              the conduct and operation of the business by the Company (including its products and services, Software and other Technology), and the designing, development, manufacturing, reproduction, use, marketing, sale, distribution, maintenance and modification of any of the foregoing as presently performed, and the use by the Company of the Company Intellectual Property have not and do not, to the Knowledge of the Company, infringe, dilute, misappropriate, or otherwise violate any Intellectual Property rights or personal information of any third  Person or constitute unfair competition or trade practices under any applicable Law;

(v)                                 no (i) product, technology, service or publication of the Company, (ii) except for user-generated content or third party advertisements for which the advertisers are responsible, material published or distributed by the Company or (iii) except for the act of publishing or making available user-generated content or third party advertisements for which the advertisers are responsible, conduct or statement of the Company, in each case, constitutes obscenity (in the reasonable opinion of the Company), defames any Person, constitutes false advertising, violates applicable consumer fraud Laws, violates the Company’s Privacy Policies or terms of use of the Company website otherwise violates any applicable Law in any material respect;

(vi)                              there are no pending or, to the Knowledge of the Company, threatened material Claims against the Company, nor have there at any time in the past three (3) years been any such material Claims, alleging (A) that any products, services, conduct or operation of the business of the Company  infringes, dilutes, or violates (or in the past constituted an infringement, dilution or violation of) the rights of others in or to any Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any Intellectual Property of any Person or (B) that any of the Company Intellectual Property is not owned by the Company, or is invalid or unenforceable;

(vii)                           all employees, consultants and other Persons who contributed to the discovery or development of any of the Company Intellectual Property that is or at any time was used in the business of the Company

(A)                               did so either (i) within the scope of his or her employment such that, subject to and in accordance with applicable Laws, all Intellectual Property rights (other than moral rights) arising therefrom became the exclusive property of the Company, or (ii) pursuant to valid and enforceable written agreements assigning, subject to applicable Laws, all Intellectual Property rights arising therefrom to the Company, and

(B)                               have waived their moral rights in and to such Company Intellectual Property;

(viii)                        to the Knowledge of the Company, (i) there is no, nor has there ever been any, infringement, misappropriation or violation by any Person of any of the Company Intellectual Property or the Company’s rights therein or thereto and (ii) there is no, nor has there been any, misappropriation by any Person of any of the Company Intellectual Property or the subject matter thereof;

(ix)                              the Company has taken commercially reasonable best efforts to protect its rights in the Company Intellectual Property used by the Company and to maintain the confidentiality of all of the material trade secrets of the Company, including, without limitation, by entering into valid and enforceable written confidentiality agreements restricting the use and disclosure of any material trade secrets of the Company by any Persons to whom such trade secrets have been or may be disclosed, including employees, consultants and other Persons who contributed to the discovery or development of any of the Company Intellectual Property, and, to the Knowledge of the Company, there have not been any breaches of such confidentiality agreements; and

(x)                                 neither the execution of this Agreement, the consummation of the transactions contemplated by this Agreement, nor the conduct of the business and operations of the Company as presently conducted will result in:  (A) the Company granting to any third party any right to any Technology or Intellectual Property owned by, or licensed to, the Company, or (B) the Company being bound by, or subject to, any non-compete or other restriction on the operation or scope of its business.  Immediately after the Closing, the Company will have the right to exercise all of its current rights under agreements granting rights to the Company with respect to Intellectual Property, Software and other Technology of a third party to the same extent and in the same manner it would have been able to had the Closing not occurred, and without the payment of any additional consideration as a result of such transaction and without the necessity of any third party consent as a result of such transaction

2.17                        Software; Systems.

(a)                                 Other than as set forth on Schedule 2.17(a) of the Company Disclosure Schedule:

(i)                                     Except for user generated content, all of which is licensed to the Company in the Ordinary Course of Business, the Company is the sole and exclusive owner of all right, title and interest in and to the Company Software, free and clear of all Liens (other than Permitted Liens), and no Company Software has been licensed to another Person other than end use in the Ordinary Course of Business;

(ii)                                  the Company Software, together with any Software licensed and disclosed pursuant to Section 2.12(a) of the Company Disclosure Schedule and all off-the-shelf Software commercially available on standard terms non-exclusively licensed by the Company, represents the entire codebase and all customized/proprietary code (both preproduction code and current in production code) necessary to operate and maintain the Company’s business as presently conducted;

(iii)                               other than code that, for its function, must be disclosed (such as HTML mark-up, CSS, XML, scripts, or similar code where the disclosure and use thereof would not have a Material Adverse Effect), no source code of the Company Software has been licensed, provided or otherwise disclosed to a Person other than Shareholder and the employees, consultants and other Persons who contribute to the discovery or development of any of the Company Intellectual Property under the terms of confidentiality and ownership contemplated by Sections 2.16(b)(vii), 2.16(b)(viii) and

2.16(b)(ix) hereof, and the Company has used commercially reasonable best efforts to safeguard and protect all such source code as trade secrets of the Company, and to the knowledge of the Company, there has not been any unauthorized disclosure thereof;

(iv)                              immediately following the Closing, to the Knowledge of the Company, no Person (other than the Company) shall possess a copy of the Company Software (or any portion thereof);

(v)                                 to the Knowledge of the Company, the Company Software is substantially free of any material defects, bugs and errors, and does not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials (“Contaminants”);

(vi)                              no Software governed by a license commonly referred to as an open source, free software, copy left or community source code license (such software, “Open Source Software”), is used in or incorporated into (A) any products of the Company, (B) the website(s) owned by the Company or (C) any other Company Software, in each case, in the Company’s business as currently conducted, in a manner that would obligate the Company to (i) distribute or disclose any Company Software combined, distributed or otherwise made commercially available with such Open Source Software in source code form or (ii) license or otherwise make available any Company Software (or any associated Intellectual Property) combined, distributed or otherwise made commercially available with such Open Source Software on a royalty free basis;

(vii)                           neither Shareholder, the Company, nor any of their Affiliates have ever engaged in hidden or invisible text, cloaking, Google bowling, spamdexing, scraping, keyword stuffing, doorway pages, paying for links back to the Company’s website(s), or any other tactics, in each case that, to the Knowledge of the Company, do not comply with the rules and regulations of Search Engines, nor has any Search Engine removed, penalized or otherwise asserted any Claim against the Company or the Company’s website(s) alleging that Shareholder, the Company, or any of their Affiliates have engaged in any such tactics.  “Search Engine” shall mean a search engine operated under the Google, Bing, Ask or Yahoo! brands.

(viii)                        the information technology and data processing systems, facilities and services used by the Company, including all Software, technology, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are adequate for the operation of the Company’s business and the Company has taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are substantially free from Contaminants; and

(ix)                              in the two (2) year period prior to the date hereof, there has been no failure, breakdown or continued substandard performance of any Systems that has caused a material disruption or interruption in or to any use of the Systems or the conduct of the Company’s business and the Company has implemented business continuity, back-up and disaster recovery policies, procedures and systems that are consistent with generally accepted industry standards and sufficient to maintain the operation of the Company’s business in all material respects.

2.18                        Privacy; Data Protection.  Other than as set forth in Section 2.18 of the Company Disclosure Schedule:

(a)                                 The Company has complied, and is in compliance, in all material aspects with the Company’s (i) terms of service and / or user agreements (“Terms of Service”) and (ii) published privacy policies in effect at all applicable times (the “Privacy Policies”).  True, correct and complete copies of such Terms of Service and Privacy Policies have been provided to Buyer prior to the date hereof.

(b)                                 The Company is (and has been) in compliance in all material respects, with all applicable Laws that relate to or govern (i) the collection, compilation, use, storage, security, disclosure and transfer of User Data, (ii) sending or causing or permitting to be sent to an electronic address a commercial electronic message, and (iii) installing or causing to be installed a computer program on any other Person’s computer system.  The Company has the requisite third-party consents to use all User Data in accordance with the Terms of Service and Privacy Policies and to engage and to have engaged in the aforementioned activities.

(c)                                  The Company has taken reasonable administrative, technical and physical measures to protect its rights in any User Data and to ensure that all User Data is protected against loss, damage, and unauthorized access, use, modification or other misuse.  To the Knowledge of the Company, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any User Data maintained by or on behalf of the Company in the past three (3) years.  No Person or Governmental Body has made any material written complaint or Claim or commenced any Claim or proceeding with respect to Loss, damage, or unauthorized access, use, modification, or other misuse of any such information; and, to the Knowledge of the Company, there is no reasonable basis for any such Claim.

(d)                                 The consummation of the transactions contemplated by this Agreement will not (i) violate the Company’s Terms of Service or Privacy Policies, (ii) require the Company to provide any notice to, or seek any consent from, any user, employee, customer, supplier, service provider or other third party thereunder as it relates to User Data, (iii) under applicable Laws and the Privacy Policies, restrict the ability of the Company to use User Data after the Closing.  Except for restrictions set forth in applicable Laws or the Privacy Policies, there shall be no restriction on the use by Company of User Data collected by the Company prior to the date of this Agreement.  The manner in which User Data has been obtained by the Company, in connection with the transactions contemplated by this Agreement, comply in all material respects with all applicable Laws and with the obligations, commitments, notices and policies noted in paragraph (b) above.  For purposes hereof, “User Data” means (i) all data and analytics collected or generated by, or provided to, the Company (whether generated or stored by the Company directly or a third party on behalf of the Company) resulting from any action or  activity of users of the Company’s websites, including user identification and associated activities at a website as well as pings and activity related to closed loop reporting and all other data associated with a user’s behavior on the Internet, (ii) all data collected and stored by or on behalf of the Company and all data provided to the Company by (or pertaining to) a user, including all personally identifying information.

2.19                        Licenses, Permits, Authorizations, etc.  Other than as set forth in Section 2.19 of the Company Disclosure Schedule, no material governmental approvals, authorizations, consents, licenses, orders, registrations and permits of any Governmental Body are necessary for the conduct of the Company’s business as currently conducted.

2.20                        Insurance.  Section 2.20 of the Company Disclosure Schedule contains a list of all insurance policies currently in full force and effect to which the Company is a party or by which it is bound and all such policies will remain in full force and effect up to and including the date of this Agreement, whether such insurance policies may be terminated upon consummation of the Transaction Documents.  Coverage under such insurance policies is commercially reasonable for all requirements (and meets all minimums) of applicable Law.  Each such insurance policy is valid and binding and all premiums due thereof have been paid as of the date of this Agreement.  Neither the Company nor Shareholder has received any notice of cancellation or termination in respect of any such insurance policy nor is the Company currently in default in any material respect under any such insurance policy.  There is no Claim by the Company pending under any of the Company’s insurance policies as to which the Company has been notified in writing that coverage has been questioned, denied or disputed.

2.21                        Advertisers.

(a)                                 Section 2.21(a) of the Company Disclosure Schedule contains a true, correct and complete list of the Company’s twenty (20) largest advertisers based on revenues for the twelve (12) month-period ending on April 30, 2015 (each such Person listed is a “Material Advertiser”).  The term Material Advertiser includes any third party email or display affiliate program.

(b)                                 To the Knowledge of the Company, no material disagreement exists between the Company and any Material Advertiser.  Except in the Ordinary Course of Business, since December 31, 2014, no Material Advertiser of the Company has canceled or otherwise terminated, or to the Knowledge of the Company threatened to cancel or otherwise terminate, its relationship with the Company or has materially decreased, limited or otherwise modified, or to the Knowledge of the Company threatened to materially decrease, limit or otherwise modify, the amount of business that any such Material Advertiser engages in or conducts with the Company.  To the Knowledge of the Company, the transactions contemplated by this Agreement will not adversely affect the relationship of the Company with any such Material Advertiser or materially decrease, limit or otherwise modify the amount of business that any such Material Advertiser engages in or conducts with the Company.  Any notice or communication received by the Company involving it or any advertiser alleging a violation of the Law known as Canada’s Anti-Spam Law (S.C. 2010, c.23), the US CAN-SPAM Act of 2003, Section 17529 of the California Business and Professions Code, and any similar Laws governing email marketing, are described on Schedule 2.21(b) of the Company Disclosure Schedule.

(c)                                  Except as set forth on Schedule 2.21(c) of the Company Disclosure

Schedule, each Material Advertiser has made all payments required to be made by it in accordance with the terms of its respective Contract with the Company.

2.22                        Metrics.

(a)                                 The key performance metrics and related information provided in writing by the Company to the Buyer in the Company’s virtual data room is true and correct in all material respects to the Knowledge of the Company, for greater certainty except to the extent that that third party systems and metrics derived from them or internal systems that utilize log-files and other base files experience downtime, defects (other than defects Known to the Company) or interruptions leading to delays and/or inaccuracies in reports.  The Company does not use any automated devices or applications in conjunction with its websites or any third party platform sites that are designed to obfuscate or manipulate key usage metrics and to the Knowledge of the Company there is no design or implementation element that has obfuscated or manipulated usage data.

(b)                                 The methodology to calculate both registrations (also known as “signups” in the Company metrics) and account deletions (“POF total deletions” in the Company metrics) has been applied consistently across all platforms since at least January 2013 through May 2015 and counts any user_ID that has been deleted 48 hours since being created.  For the avoidance of doubt, registrations include user_IDs that can be generated from email addresses that have previously been used to generate prior user_IDs, but only if the accounts associated with these prior user_IDs have been deleted before registering again. The Company’s current methodology to calculate both registrations and account deletions on any given platform and across platforms has been consistently applied to present such metrics to Buyer as it relates to this period (January 2013 through May 2015).

2.23                        Related Party Transactions.  Except as set forth on Section 2.23 of the Company Disclosure Schedule, no employee, officer, director, Shareholder, or Affiliate (other than a wholly owned subsidiary of the Company) of the Company, or any member of his or her immediate family or any of their respective Affiliates (“Related Person”) (a) owes any amount to the Company nor does the Company owe any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (b) with respect to officers, senior employees, directors, Shareholder, Affiliate, or to the Knowledge of the Company, with respect to other employees, is involved in any business arrangement or other relationship (other than the relationship described above qualifying them to be a Related Person) with the Company (whether written or oral), (c) owns any material tangible property or right that is used by the Company, or (d) to the Knowledge of the Company, has any Claim or cause of action against the Company.

2.24                        Bank Accounts.  Schedule 2.24 of the Company Disclosure Schedule lists the account numbers, names and locations of each bank, broker, or other depository institution at which the Company or any other Person for the benefit of the Company maintains a depository account and the names of all persons authorized to have access to, sign on and/or withdraw funds from each such account.

2.25                        Sufficiency of Assets.  The Contracts, Company Intellectual Property,

Tangible Personal Property and all other assets and rights owned or licensed to the Company  to be sold, transferred, conveyed, assigned and delivered by Shareholder to Buyer indirectly through Buyer’s purchaser of the Shares together with all rights attributable therefrom, pursuant to this Agreement or any other Transaction Document, include all of the assets and rights used, held by or necessary for the ownership or operation of the Company’s business as currently conducted.

2.26                        Brokers or Finders.  No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Shareholder and/or the Company in connection with the transactions contemplated by this Agreement and neither Shareholder nor the Company have incurred, or will incur, directly or indirectly, as a result of any action taken by or on behalf of the Company, any liability for brokerage, finders’ fees, agents’ commissions or financial advisor fees or any similar charges in connection with this Agreement or any transactions contemplated hereby.

2.27                        Competition Act (Canada).  The aggregate value of the assets in Canada of the Company and its subsidiaries, and the gross revenues from sales in or from Canada generated from the assets in Canada of the Company and its subsidiaries, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder, do not exceed CND $86 million.

2.28                        No Other Representations or Warranties.  Except for the representations and warranties set forth in this Article II, neither the Company nor Shareholder makes, and both the Company and Shareholder expressly disclaim, any other express or implied condition, representation or warranty on behalf of itself or any of its properties or businesses, whether arising by law, in equity or otherwise.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Shareholder as follows in this Article III:

3.1                               Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the Canadian Business Corporation Act.

3.2                               Enforceability.  Buyer has full corporate power and authority to execute, deliver and perform its obligations under each Transaction Document to which it is a party.  All corporate action on the part of Buyer and its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of each Transaction Document to which Buyer is a party, the consummation of the transactions contemplated by and the performance of all its obligations under each Transaction Document to which Buyer is a party have been duly authorized, approved and taken.  This Agreement has been, and at the Closing each Transaction Document to which Buyer is a party will be, duly executed and delivered by Buyer and constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as may be limited by the Enforceability Exceptions.

3.3                               No Approvals or Notices Required; No Conflicts With Instruments.  The execution, delivery and performance by Buyer of each Transaction Document to which Buyer is a party and the consummation of the transactions contemplated thereby will not (a) conflict with or violate any applicable Laws to which Buyer is subject; (b) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person except the Investment Canada Approval; or (c) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws of Buyer, except, in the case of clauses (a) and (b), as would not, individually or in the aggregate, reasonably be expected to be material to Buyer or prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by the Transaction Documents.

3.4                               Brokers or Finders.  No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the transactions contemplated by this Agreement and Buyer has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of Buyer, any liability for brokerage or finders’ fees or agents’ commissions or financial advisor fees or any similar charges in connection with this Agreement or any transaction contemplated hereby that would result in a Claim against the Company or Shareholder.

3.5                               Claims and Legal Proceedings.  There are no Claims pending or, to the Knowledge of Buyer, threatened against Buyer to which Buyer is a party, or that challenge, or seek to prevent, make illegal or enjoin, alter, delay or otherwise interfere with any of the transactions contemplated by the Transaction Documents or that would challenge, or seek to prevent, make illegal or enjoin, alter, delay or otherwise interfere with any of the transactions contemplated by the Transaction Documents.

3.6                               Sufficient Funds.  At Closing, the Buyer shall have, or shall have  unrestricted access to (including, without limitation, pursuant to commitments under existing credit facilities), all of the funds that are necessary to consummate the transactions contemplated by this Agreement.

3.7                               No Other Representations or Warranties.  Except for the representations and warranties set forth in this Article III, Buyer does not make, and expressly disclaims any other express or implied conditions, representation or warranty, whether arising by law, in equity or otherwise.

ARTICLE IV
COVENANTS

4.1                               Further Assurances.

(a)                                 Upon the terms and subject to the conditions of this Agreement (and subject to Section 4.1(e)), each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law (including under any Antitrust Law and the Investment Canada Act) to consummate the transactions contemplated by this Agreement at the earliest practicable date, including:  (i) causing the preparation and filing of all necessary, proper or advisable filings, notices, forms, applications and registrations to consummate the transactions contemplated by the Transaction Documents and the taking of such actions as are necessary to obtain such consents from any Governmental Body that are necessary, proper or advisable to consummate the transactions contemplated by the Transaction Documents including under the Investment Canada Act, (ii) using reasonable best efforts to resolve any objection asserted with respect to the transactions contemplated by the Transaction Documents under any Antitrust Law raised by any Governmental Body and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any Governmental Body that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the Transaction Documents, (iii) taking all acts necessary to cause the conditions to the consummation of this Agreement to be satisfied as promptly as practicable, (iv) obtaining of all necessary consents, approvals or waivers from third parties and (v) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; provided that in no event shall the Company be required to pay, prior to the Closing Date, any fee (except for customary fees to Governmental Bodies), penalty or other consideration to any Person for any consent or approval required for the consummation of the transactions contemplated by this Agreement.  If any proceeding is instituted (or threatened to be instituted) by any Governmental Body challenging any of the transactions contemplated by the Transaction Documents under any Antitrust Law or the Investment Canada Act, Buyer shall use reasonable best efforts to resolve (and to avoid the institution of) any such proceeding.  If, notwithstanding such reasonable best efforts, any proceeding is instituted by any Governmental Body, Buyer shall further use reasonable best efforts to contest such proceeding until each such proceeding is resolved pursuant to a settlement or a final non-appealable court order.  Without limiting and in addition to the foregoing, Buyer agrees to take all such further action as may be necessary to obtain any clearance relating to the transactions contemplated by this Agreement relating to the Investment Canada Act.

(b)                                 In furtherance and not in limitation of the provisions of Section 4.1(a), each of the Parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than fifteen (15) Business Days from the date of this Agreement, an application for review pursuant to Part IV of the Investment Canada Act.

(c)                                  Subject to applicable law and as required by any Governmental Body, the Parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by the Transaction Documents and work cooperatively in connection with obtaining the approvals of or clearances from and responding to any investigation of  each applicable Governmental Body, including:

(i)                                     cooperating with each other in connection with filings required, proper or advisable to be made by any Party under any Antitrust Law and the Investment Canada Act and with any investigation by a Governmental Body into the transactions contemplated by the Transaction Documents;

(ii)                                  liaising with each other in relation to each step of the procedure before the relevant Governmental Bodies and as to the contents of all communications with such Governmental Bodies.  In particular, no Party will make any notification in relation to the transactions contemplated hereunder without first providing the other Party with a copy of such notification in draft form and giving such other Party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Bodies, and such first Party shall consider and take account of all reasonable comments timely made by the other Party in this respect;

(iii)                               furnishing to the other Party all information within its possession that is required, proper or advisable for any application, filing, or other request by a Governmental Body to be made by the other Party pursuant to the applicable Law in connection with the transactions contemplated by the Transaction Documents;

(iv)                              promptly notifying each other of any communications from or with any Governmental Body with respect to the transactions contemplated by the Transaction Documents and ensuring to the extent permitted by Law or Governmental Body that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Body with respect to the transactions contemplated by the Transaction Documents;

(v)                                 consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with proceedings under or relating to the Antitrust Laws; and

(vi)                              without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Body challenging this Agreement or the consummation of the transactions contemplated by the Transaction Documents.

(e)                                  Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing shall be deemed to require Buyer to (i) undertake or agree to, or proffer to, divest, license, hold separate or subject to any other Contract or arrangement any material business, business line, segment or assets of the Buyer or of its Affiliates; or (ii) undertake or agree to take any action that, after consummation of the transactions contemplated by the Agreement, places any limitation on Buyer’s ownership or operation of one or more of the business, or the assets, of the Company, that would, or would be reasonably likely to in the reasonable opinion of the Buyer, materially impair the benefits sought to be derived by the Buyer from the transactions contemplated by this Agreement.

(f)                                   Filing fees and all other fees and expenses required under the Antitrust Laws and the Investment Canada Act shall be borne solely by Buyer.  The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege in a manner so as to preserve any applicable privilege.  Notwithstanding anything contrary in this Agreement, commercially and/or competitively sensitive information and materials of a Party will be provided to the other Party on an outside legal counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other Party.

4.2                               Operation of the Business.  From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, except as otherwise contemplated by this Agreement, required by Law, as set forth in Section 4.2 of the Company Disclosure Schedule or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Shareholder will cause the Company to:

(a)                                 conduct the business of the Company in the Ordinary Course of Business;

(b)                                 use its commercially reasonable efforts to maintain the properties, physical facilities and operations of the Company in the same condition as they were on the date of this Agreement (subject to reasonable wear and tear), preserve intact the current business organization of the Company, keep available the services of the current officers and key employees of the Company, and maintain the relations and goodwill with suppliers, customers, lenders and others having material business relationships with the Company in the Ordinary Course of Business;

(c)                                  manage payables, receivables and working capital in the Ordinary Course of Business;

(d)                                 unless replaced or renewed on commercially reasonable terms with substantially similar or better coverage in the Ordinary Course of Business, continue in full force and effect without modification all insurance policies listed in Section 2.20 of the Company Disclosure Schedule;

(e)                                  comply in all material respects with all applicable Laws;

(f)                                   maintain its books and records in accordance with past practice;

(g)                                  not adopt a new plan or agreement of complete or partial liquidation, dissolution, restructuring, consolidation, recapitalization or other reorganization or like change in the Company’s capitalization other than as set forth on Section 4.12 of the Company Disclosure Schedule;

(h)                                 not waive in writing any material right of the Company, including any material write-off or compromise of accounts receivable;

(i)                                     not enter into, amend in any material respect or terminate, release, waive any rights under, or assign any rights under, any Material Contract (or Contract that, if in existence on the date of this Agreement, would constitute a Material Contract), except in the Ordinary Course of Business or as set forth on Section 4.12 of the Company Disclosure Schedule;

(j)                                    not enter into or make any capital expenditures, except capital expenditures made consistent with past practices;

(k)                                 not acquire the equity securities, or substantially all of the assets, of any entity other than as set forth on Section 4.12 of the Company Disclosure Schedule;

(l)                                     not settle or agree to settle any legal proceeding or settle any litigation or similar claim against or involving the Company with a value in excess of $250,000 or where the terms of such settlement contain any material restriction on the operation of the business of the Company following the Closing;

(m)                             except as required under the terms of any Employee Benefit Plan existing as of the date hereof, the Company will not (i) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Company (collectively, “Company Resources”), (ii) pay any amounts or increase any amounts payable to Company Resources not required by any current plan or agreement (other than payment of base compensation in the Ordinary Course of Business) to any Company Resource, (iii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any Company Resource co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Resource (or newly hired employees), (iv) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Employee Benefit Plans, (v) (x) except to the extent required pursuant to any Investment Canada Approval, hire or promote employees in the position of manager or above or (y) other than for just cause or in order to prevent a breach of this Agreement, terminate the employment of any employee in the position of manager or above, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan, or (vii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by Transaction Accounting Principles or applicable Law; provided, however, the Company may pay or commit to pay bonuses in connection with the transaction contemplated hereunder to the extent such bonuses are included in Company Transaction Expenses or paid before Closing out of available Cash;

(n)                                 not fail to promptly pay and discharge current Liabilities when due, except where disputed in good faith by appropriate proceedings;

(o)                                 not forgive, cancel or defer any Indebtedness owing to the Company or waive any claims or rights of the Company other than in the Ordinary Course of Business;

(p)                                 other than the license agreement entered into in connection with the Pre-Closing Reorganization described in Section 4.12 of the Company Disclosure Schedule, not grant any license, sublicense, covenant not to sue, or other rights under or with respect to the Company Intellectual Property except in the Ordinary Course of Business;

(q)                                 not borrow or agree to borrow any funds, whether directly or by way of assumption or guarantee or otherwise, or otherwise become liable or responsible with respect to (whether directly, contingently, or otherwise) any Indebtedness other than as set forth on Section 4.12 of the Company Disclosure Schedule;

(r)                                    not allow any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any Lien other than a Permitted Lien (for greater certainty, excepting those Liens in the Ordinary Course of Business for leased tangible personal property);

(s)                                   not purchase or sell, transfer, license or otherwise dispose of any properties or assets (real, personal or mixed, tangible or intangible), except in the Ordinary Course of Business or other than as set forth on Section 4.12 of the Company Disclosure Schedule;

(t)                                    not make or approve any write-off or write-down, or make or approve any determination to write-off or write-down any, of the assets or properties of the Company with respect to any individual write-off or write-down in excess of $100,000 individually or $250,000 in the aggregate;

(u)                                 not issue any shares or Stock Purchase Rights, or approve, declare, pay or set aside for payment any dividend or other distribution in respect of shares, or redeem, purchase or otherwise acquire, directly or indirectly, any shares  or Stock Purchase Rights or other than as set forth on Section 4.12 of the Company Disclosure Schedule;

(v)                                 not pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, any of the Company’s  current or former shareholders, officers, directors, or consultants or any Affiliate of any of the Company’s current or former shareholders, officers, directors, or consultants, except compensation paid to officers and consultants in the Ordinary Course of Business, and except for advances for travel and other business-related expenses;

(w)                               not amend its Governing Documents other than as set forth on Section 4.12 of the Company Disclosure Schedule;

(x)                                 not enter into any Contract with an Affiliate other than as set forth on Section 4.12 of the Company Disclosure Schedule;

(y)                                 not make any loans, advances, capital contributions or material commitments or investments other than investments made for cash management purposes and trade receivables in the Ordinary Course of Business or other than as set forth on Section 4.12 of the Company Disclosure Schedule;

(z)                                  not implement or adopt any material change in its methods of financial accounting (except to the extent required to comply with Section 4.9 hereof) or Tax accounting, enter into any closing agreement relating to any material amount of Tax, enter into any installment sale or open transaction disposition, intercompany transaction or intercompany account other than pursuant to the Pre-Closing Reorganization or to the extent required to comply with the Transaction Documents, surrender any right to claim a material Tax refund; consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment; settle or compromise any material Tax liability; file or amend any income or other material Tax Return (with the exception of claims in respect of scientific research and experimental development and expenditures); or make any material election with respect to Taxes (other than any tax elections with respect to the Pre-Closing Reorganization to the extent set forth in Section 4.12 of the Company Disclosure Schedule); and

(aa)                          not agree or commit to do any of the actions prohibited by this Section 4.2.

4.3                               Access.

(a)                                 From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Shareholder will, and will cause the Company and its Representatives to, (i) permit Buyer and its Representatives to have access during normal business hours, upon reasonable prior notice, at Buyer’s expense, to premises, properties, senior management personnel (including the opportunity to discuss the affairs of the Company with such senior management personnel), books, records, Contracts, documents and data of or pertaining to each Company and (ii) furnish Buyer and its Representatives with copies of all such books, records, Contracts, documents and data as Buyer may reasonably request; provided, however, that notwithstanding anything herein to the contrary, none of Shareholder nor the Company shall be required to provide access to or to disclose information where such access or disclosure would reasonably be expected to (A) contravene any Law or (B) jeopardize any attorney-client or other privilege or other immunity or protection from disclosure of Shareholder or the Company.

(b)                                 The Company shall only disclose, transfer or otherwise provide to the Buyer information about identifiable individuals (“Personal Information”) that is necessary to determine whether to proceed with the transaction contemplated by this Agreement and to complete it.  The Buyer shall use and disclose such Personal Information solely for purposes related to the transaction contemplated by this Agreement.  The Buyer shall  protect the Personal Information by security safeguards appropriate to the sensitivity of the information.  If the Closing does not occur, the Buyer shall, at the Company’s request, return the Personal Information to the Company or permanently and irrevocably destroy the Personal Information.  After Closing, the Buyer shall not use or disclose the Personal Information except in accordance with applicable Law.

4.4                               Notice of Developments.  From the date of this Agreement until the Closing, a Party will notify the other Parties as promptly as practicable in writing of any fact or condition developing after the date of this Agreement, which, if existing, occurring or known as of the date of this Agreement, would have been required to be disclosed by Shareholder to Buyer hereunder, or vice versa, and would constitute a breach of any covenant, representation or warranty of any Party in this Agreement (for greater certainty, regardless of which Party had the obligation to disclose or which party would be in breach).  No such notification shall be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement for the purposes of the termination rights contained in this Agreement or of determining whether or not the conditions set forth in Article V have been satisfied.  However, to the extent that, prior to Closing, the Company delivers one or more supplements to the Company Disclosure Schedule, each such supplement will be deemed to amend the Company Disclosure Schedule for the purposes of determining whether the condition set forth in Section 5.2(a) has been satisfied.  Buyer may reasonably request, and Shareholder and the Company will promptly provide, a consolidated Company Disclosure Schedule incorporating all such amendments.

4.5                               Exclusivity.  Shareholder agrees that it will not, and will cause its Representatives, the Company, and the Company’s Representatives not to, directly or indirectly:

(a) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than Buyer and its Affiliates and Representatives) relating to any transaction involving the sale of any equity interest or assets of the Company or any acquisition, divestiture, merger, share exchange, consolidation, business combination, recapitalization, redemption, financing or similar transaction involving the Company (in each case, an “Acquisition Proposal”); or (b) participate in any discussion or negotiation regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any Acquisition Proposal.  If any Person makes an Acquisition Proposal, Shareholder will notify Buyer as promptly as practicable of such Acquisition Proposal in reasonable detail.

4.6                               Litigation Support.  Following the Closing, if any Party is evaluating, pursuing, contesting or defending against any proceeding in connection with (a) the transactions contemplated by the Transaction Documents or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company, then upon the request of such Party each other Party will reasonably cooperate with the requesting Party and its counsel in the evaluation, pursuit, contest or defense, make reasonably available its personnel, and provide such testimony and access to its books and records as may be reasonably necessary in connection therewith.  The requesting Party will reimburse each other Party for its out-of-pocket expenses related to such cooperation, unless the requesting Party is entitled to indemnification therefor under Article VII.

4.7                               Press Releases and Announcements.  Unless otherwise permitted by this Agreement, none of the Parties nor any of their respective Affiliates shall issue any press release or otherwise make any public statement or make any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby without the prior written consent of the other Party, except as may be required by applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the NASDAQ Stock Market.  If a Party determines that it is required by applicable Law or the rules and regulations of, or pursuant to agreement with, any such exchange or market to publicly disclose this Agreement or any of the transactions contemplated hereby, such Party shall, within a reasonable time before making any such public disclosure, if practicable, consult with the other Party regarding such public disclosure and seek confidential treatment for such information to be so disclosed, as may be reasonably requested by any other Party.  Notwithstanding the foregoing, Buyer will prepare and will consult with Shareholder before issuing, and give Shareholder a reasonable opportunity to review and comment upon, the press release or any public statement announcing the execution and delivery of this Agreement.

4.8                               Confidentiality.

(a)                                 The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate, and Section 4.8(b) shall govern the confidentiality obligations of the parties thereafter.  If, for any reason, the Closing is not consummated and this Agreement is terminated, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.  Section 4.8(b) is intended to be in addition to, and not replace, that Confidentiality Agreement with respect to the period from the Effective Date through the date on which this Agreement is terminated, and to the extent of any inconsistency between the Confidentiality Agreement and Section 4.8(b) during such time period, the terms most protective of each party’s Confidential Information shall prevail.  Upon the Closing, Shareholder acknowledges and agrees that all Confidential Information of the Company shall be treated as Confidential Information of Buyer for the purposes of Section 4.8(b); provided that for all purposes hereunder, prior to and following the Closing, any information related to the Pre-Closing Reorganization shall be treated as Confidential Information of the Shareholder.

(b)                                 From and after the date of this Agreement until the fifth (5th) anniversary thereof, Shareholder, on the one hand, and the Buyer, on the other hand (in such context, “Receiving Party”) agrees that it shall, and shall cause his or its Affiliates to, keep confidential and not use, disclose, reveal, or divulge the Confidential Information (as defined below) of, respectively, the Buyer, on the one hand, and Shareholder, on the other hand (in such context, “Disclosing Party”), to any Person for any purpose other than in connection with the consummation of this Agreement and the transactions contemplated hereby.  Receiving Party further agrees that it shall not use, disclose, reveal, or divulge and shall cause his or its Affiliates, in each case directly, or indirectly, to use, disclose, reveal or divulge any such Confidential Information to any Person except as required by Law or any Governmental Body; provided, however, that in the event disclosure is required by applicable Law or any Governmental Body, Receiving Party shall, to the extent reasonably possible, provide Disclosing Party  with prompt notice of such requirement prior to making any disclosure so that Disclosing Party may seek an appropriate protective order.  Receiving Party shall inform its Affiliates and Representatives of the confidential nature of such information and the obligation to keep such information confidential, and shall take such other actions as shall be reasonably required to cause such information to be kept confidential.  For purposes of this Agreement, “Confidential Information” means (a) the terms of this Agreement and each other Transaction Document, the documents and materials related to the Pre-Closing Reorganization and the transactions contemplated hereby and thereby, (b) the discussions among the Parties and their Affiliates and representatives regarding the transactions contemplated by the Transaction Documents and the documents and materials related to the Pre-Closing Reorganization, and (c) any information with respect to Disclosing Party or its Affiliates, whether obtained by Receiving Party obliged hereby prior to, at or after the date of this Agreement and whether or not in accordance with, or in connection with performing obligations under, any Transaction Documents or the documents and materials related to the Pre-Closing Reorganization, including methods of operation, customers, customer lists, products, prices, fees, costs, Technology, Intellectual Property, inventions, trade secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters, in each case that is either (1) marked “confidential” or “proprietary” or with a similar designation or (2) of a nature that a reasonable person would consider such information to be confidential given the circumstances of its disclosure; provided, however, for the avoidance of doubt, that Buyer and its Affiliates shall have the right to disclose materials related to the Pre-Closing Reorganization to its Representatives and in connection with any investigation, claim or proceeding by a Governmental Body, including U.S. and Canadian tax authorities, after providing five (5) Business Days prior written notice of any such disclosure to the Company and the Shareholder so that the Company or the Shareholder may have time to seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement; and provided, further, that for the avoidance of doubt, the Buyer and its Affiliates shall have the right to disclose, in connection with the initial public offering of the Match Group, (i) this Agreement (excluding the Company Disclosure Schedule) and any summary descriptions of the terms and conditions contained herein, (ii) a description of the Company, its operations and performance, and (iii) the information contained in the Financial Statements as such information may be audited pursuant to Section 4.9 (or pro forma financials based on the information contained in the Financial Statements as such information may be audited pursuant to Section 4.9), provided that in each case, Buyer shall consult with Shareholder and give Shareholder a reasonable opportunity to review and comment on any such disclosure.  Confidential Information does not include, and Receiving Party shall not have an obligation hereunder with respect to Disclosing Party’s Confidential Information, that (i) is generally available to the public on the date of this Agreement (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder or (iii) becomes available to Receiving Party on a non-confidential basis from a source (other than from the Disclosing Party or any of its Affiliates) which is not known to Receiving Party to be prohibited from disclosing such information pursuant to a legal, contractual or fiduciary obligation to Disclosing Party or its Affiliates, or information which is developed by Receiving Party from such information.  Any breach by an Affiliate or Representative of Receiving Party of this Section 4.8 shall be deemed a breach by Receiving Party of this Section 4.8.  Notwithstanding the foregoing, in no event will this Section 4.8 or the Confidentiality Agreement limit or otherwise restrict the right of a Receiving Party to disclose such Confidential Information (x) to its and its Affiliates’ respective directors, officers, employees, agents and advisors to the extent reasonably required to facilitate the negotiation, execution, delivery or performance of the SPA and the Transaction Documents, (y) to any Governmental Body or arbitrator to the extent reasonably required in connection with any Claim relating to the enforcement of the SPA or any Transaction Document and (z) in connection with its indemnification obligations under the SPA, including the defense of any Third Party Claim.

4.9                               Audit of Financial Statements.  Shareholder agrees to cooperate, and shall cause the Company and Shareholder’s other Affiliates and their respective Representatives to cooperate, in any audit of the Company’s financial statements undertaken by accountants selected by Buyer, including but not limited to complying with Section 4.3.  Buyer shall be responsible for the costs and expenses of any accountants selected to perform any audit of the Company’s financial statements.  For the avoidance of doubt, any audited financial statements of the Company will not have any authority in connection with the calculation of the PP Components, which shall be handled in accordance the Transaction Accounting Principles as contemplated by Sections 1.4 and 1.5

4.10                        Tax Matters.

(a)                                 Preparation and Filing of Tax Returns.

(i)                                     Shareholder shall timely prepare or shall cause to be timely prepared any income Tax Returns of the Company for any taxable period that ends before or on the Closing Date in a manner consistent with past practice, except to the extent otherwise required by applicable Law.  Shareholder shall deliver to Buyer for its review, comment and approval (which approval shall not be unreasonably withheld) a copy of each such Tax Return at least 30 days prior to the due date thereof (taking into account extensions).  Shareholder shall consider such comments in good faith to the extent such comments would affect any items that would carry over to tax periods after the Closing Date.  Shareholder shall not amend or revoke any such Tax Returns unless required by Law or as a result of an audit.  Shareholder shall timely file or cause to be timely filed any such Tax Returns required to be filed on or prior to the Closing Date (taking into account extensions), and Buyer shall timely file or cause to be timely filed any Tax Returns prepared by Shareholder in accordance with this Section 4.10(a)(i) that are required to be filed after the Closing Date (taking into account extensions); provided that Buyer shall not be required to file any such Tax Return unless, with respect to each item reflected on such Tax Return, there is at least a more likely than not position for prevailing on the merits.  In the event Shareholder and Buyer disagree regarding the treatment of any item reflected on such Tax Return, Buyer shall file such Tax Return if Shareholder provides Buyer with a written opinion of McMillan LLP, Ernst & Young LLP or another nationally recognized firm, in form and substance reasonably acceptable to Buyer, confirming that there is at least a more likely than not position for prevailing on the merits with respect to such item.

(ii)                                  Buyer shall, except to the extent that such Tax Returns are the responsibility of Shareholder under Section 4.10(a)(i), have the right to prepare and file all Tax Returns with respect to the Company.

(iii)                               For any Straddle Period income Tax Return of the Company that is the responsibility of Buyer under Section 4.10(a)(ii), Buyer shall deliver to Shareholder for its review and comment a copy of such proposed Tax Return, prepared consistent with past practice of the Company, except to the extent otherwise required by applicable Law, at least twenty (20) Business Days prior to the due date (giving effect to any validly obtained extension thereof), and Buyer shall consider in good faith any such comments provided that Buyer shall reflect any such comments received from Shareholder regarding the reporting of (x) the Pre-Closing Reorganization or (y) any other item affecting the Tax liability of the Company for the portion of such Straddle Period that is a Pre-Closing Tax Period, in each case, if there is at least a more likely than not position for prevailing on the merits (and any disagreement with respect thereto shall be resolved in the manner set forth in the last sentence of Section 4.10(a)(i)).

(b)                                 Tax Contests.

(i)                                     If any Governmental Body asserts a Claim in respect of Taxes, then the party hereto first receiving notice of such Claim promptly shall provide written notice thereof to the other party or parties hereto; provided, however, (A) in the case of such a notice first received by Buyer or the Company following the Closing, written notice to Shareholder shall only be required if such notice relates to Taxes for which Shareholder could be responsible under this Agreement and (B) that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under Article V, except to the extent that the other party is actually prejudiced thereby.

(ii)                                  Shareholder shall have the right to control, at its own expense, any audit, examination, contest, litigation or other proceeding by or against any Governmental Body (a “Tax Proceeding”) in respect of the Company for any taxable period that ends on or before the Closing Date; provided, however, that (A) Shareholder shall provide Buyer with a timely and reasonably detailed account of each stage of such Tax Proceeding, (B) Shareholder shall consult with Buyer and offer Buyer an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding and Shareholder shall consider any such comments in good faith, (C) Shareholder shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (D) Buyer shall be entitled to participate, at its own expense, in such Tax Proceeding and receive copies of any written materials relating to such Tax Proceeding received from the relevant Taxing Authority, and (E) Shareholder shall not settle, compromise or abandon any such Tax Proceeding without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, to the extent such settlements, compromises or abandonments could affect any Taxes for any Post-Closing Tax Period or otherwise adversely impact Buyer.

(iii)                               Buyer shall have the right to control, at its own expense, any Tax Proceeding for a Straddle Period of the Company; provided, however, that (i) Buyer shall provide Shareholder with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) Buyer shall consult with Shareholder and offer Shareholder an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iii) Shareholder shall be entitled to participate in such Tax Proceeding, at its own expense, if such Tax Proceeding could have an adverse impact on Shareholder, and (v) Buyer shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Shareholder, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement, compromise or abandonment could reasonably be expected to have an adverse impact on Shareholder.

(iv)                              Buyer shall have the exclusive right to control (A) any Tax Proceeding involving the Company (except to the extent otherwise set forth in Section 4.10(b)(ii) or (iii)) and (B) any Tax Proceeding described in Section 4.10(b)(ii) if Shareholder fails to, or elects not to, defend diligently such Tax Proceeding.

(c)                                  Cooperation.  Each Party hereto shall, and shall cause its Affiliates to, provide to the other Party hereto such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation for Taxes under Article V, and (iii) conducting any Tax Proceeding.  Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Governmental Body.  Each Party will retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate or (y) ten (10) years following the due date (without extension) for such Tax Returns.  Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.  Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

(d)                                 Transfer Taxes.  Shareholder and Buyer shall each be responsible for and shall pay 50% of all Transfer Taxes imposed on or as a result of the Sale and Purchase, together with any and all penalties, interest and additions to tax with respect thereto, and Shareholder and Buyer shall cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such Tax Laws.

(e)                                  Coordination.  The control of Tax Proceedings shall be governed by  Section 4.10(b) and not by the provisions of Section 7.5.

4.11                        Supplemental Disclosure.  The Buyer agrees that the Company and Shareholder shall have the right at any time and from time to time prior to the Closing to supplement and/or amend the Sections corresponding to the representations and warranties contained in Article II contained in the Company Disclosure Schedule in order to add information with respect to events occurring after the Effective Date.  No such supplement shall be evidence that the representations and warranties in this Agreement are no longer true and correct.  Any such supplemental disclosure shall be (a) disregarded for purposes of Article VII, and (b) deemed to have cured any breach of any representation or warranty made by the Company or Shareholder in this Agreement or in any other document delivered or to be delivered by Company or Shareholder pursuant to this Agreement for purposes of determining whether the condition in Section 5.2(a)(ii) has been satisfied; provided, however, that any such supplemental disclosure shall be disregarded in determining whether the condition set forth in Section 5.2(d) has been satisfied.  All references to any Section of the Company Disclosure Schedule that is supplemented or amended as provided in this Section 4.11 will, for purposes of determining whether the condition in Section 5.2(a)(ii) has been satisfied, be deemed to be a reference to such Section as so supplemented or amended.

4.12                        Pre-Closing Reorganization.  The Company, Shareholder and, after the Closing, the Buyer shall cooperate and use their commercially reasonable efforts to (i) complete the Pre-Closing Reorganization prior to the Closing Date, (ii) subject to Section 4.10(a)(i) hereof, take all filing positions and do all such acts and things and file all such available elections, designations, forms, returns and other things as may be reflected in the reorganization plan referenced in Section 4.12 of the Company Disclosure Schedule or otherwise required to give effect to the tax treatment specified in Section 4.12 of the Company Disclosure Schedule (provided that Buyer shall not be required to take any such action unless such action is requested in writing by Shareholder with reasonable specificity and reasonably in advance of the date for taking such action), (iii) without restricting the generality of the foregoing, with respect to the elections to be filed under Subsection 83(2), 85, Part III or Part III.1 of the Tax Act, take all necessary steps to file all applicable elections and returns in a timely manner, and (iv) if any election is to be filed under Section 156 of the Excise Tax Act (Canada) in accordance with Schedule 4.12, take all necessary steps to file such election, provided that Buyer and its Affiliates (including, after the Closing, the Company) shall not be required to incur any unreimbursed expenses in connection with any action described in clauses (ii) through (iv) hereof.

4.13                        Termination of Related Party and Intercompany Arrangements.  At or prior to the Closing, the Shareholder and the Company shall, and shall cause the counterparties thereto to, terminate all related party and intercompany arrangements, as identified on Section 4.13 of the Company Disclosure Schedule but excluding any arrangements contemplated in Section 4.12 of the Company Disclosure Schedule.

4.14                        Restrictive Covenants.  The parties agree that the restrictive covenants referenced in this Agreement or any relevant restrictive covenant agreements executed in connection with the transactions contemplated hereunder are intended to help preserve the value of the Shares, and that no consideration is allocable for the granting of such restrictive covenants, for income tax purposes.  If, however, any portion of the Purchase Price is deemed by a relevant taxation authority to be in respect of a “restrictive covenant” as that term is defined for purposes of the Tax Act, and such determination by the relevant taxation authority is not successfully disputed by the Shareholder at its option, then the parties agree that, upon request of the Shareholder, such portion shall be treated for purposes of the Tax Act and applicable Canadian provincial law in such a way so as to benefit from any relief under section 56.4 of the Tax Act and will file the necessary joint elections, provided that in no circumstances shall Buyer be obligated to pay any additional consideration to the Shareholder for such covenants other than as expressly set forth in this Agreement or in the relevant restrictive covenant agreement.

4.15                        Dividend Tax Elections and Designations.  The parties hereto acknowledge that the Shareholder will have complete discretion to determine the amount of any capital dividend paid or deemed to be paid by the Company, and eligible or ineligible dividends paid or deemed to be paid by the Company as the case may be, as part of the Pre-Closing Reorganization.  In the event that the amount or amounts so determined by the Shareholder to be capital dividends exceeds the Company’s capital dividend account immediately before the relevant time or times, or the amounts determined in respect of eligible dividends would give rise to an “excessive eligible dividend designation” for purposes of subsection 89(1) of the Tax Act as the case may be, or the Canada Revenue Agency asserts that the amounts determined by the Shareholder parties exceeds the Company’s capital dividend account immediately before the relevant time or gives rise to an “excessive eligible dividend designation” as the case may be (and the Shareholder does not dispute the assertion, or the assertion is disputed but resolved on the basis that the amount determined so exceeds the capital dividend account), then the Company shall, in respect of such capital dividends, file an election under subsection 184(3) of the Tax Act to treat such excess as a taxable dividend to avoid tax under Part III of the Tax Act and, in respect of eligible or ineligible dividends as the case may be, shall file an election under subsection 185.1(2) as appropriate to avoid tax under Part III.1 of the Tax Act, and the relevant Shareholder party that received the deemed or actual dividend hereby concurs in the filing of any such election without any further act or formality.  In the event that the Company does file any such election under the Tax Act, then the Company may require the relevant Shareholder party to, and such Shareholder party shall, provide to the Canada Revenue Agency reasonable evidence of the relevant Shareholder party’s concurrence with the election.

4.16                        Tax Elections.  The parties agree that the Company will elect (and Buyer will ensure that the Company does so elect), timely in accordance with subsection 256(9) of the Tax Act, not to have the provisions of subsection 256(9) apply in respect of the acquisition of control of the Company arising on the Closing Date.

4.17        Post-Closing Employment. Markus Frind shall provide services to the Company pursuant to the employment contract, by and among Markus Frind, the Company and the Buyer, dated as of the date hereof and effective as of the Closing Date (the “Employment Contract”) for at least six months following the Closing Date.

ARTICLE V
CLOSING CONDITIONS

5.1          Mutual Conditions to the Obligations of the Parties.  The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing by Shareholder and Buyer, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           The Investment Canada Act Approval must have been received.

(b)           There shall be no proceeding, order, injunction issued or pending before any Governmental Body in which it restraints or prohibits or is sought to restrain or prohibit, the consummation of the transactions contemplated by this Agreement, and to the knowledge of Buyer or Seller, there shall be no threatened proceeding, order, or injunction, which Buyer or Seller, in good faith reasonable believes could restrain or prohibit the consummation of the transactions contemplated by this Agreement.

(c)           Each Party shall have duly executed and delivered to the other Party the Transaction Documents.

5.2          Conditions to Buyer’s Obligations.  Buyer’s obligation to perform the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing by Buyer, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           (i) All of the Fundamental Representations regarding the Company shall be true and correct in all respects both as of the date of this Agreement and as if made on the Closing Date and (ii) all of the other representations and warranties regarding the Company shall be true and correct in all respects (without giving effect to any “materiality” or similar qualification) both as of the date of this Agreement and as if made on the Closing Date except, in the case of this clause (ii),  where any failure of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i) and (ii)) only as of such date or period.

(b)           Each of Shareholder and the Company shall have performed and complied in all material respects with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing.

(c)           Shareholder shall have delivered to Buyer at the Closing a certificate, in form and substance reasonably satisfactory to Buyer, confirming satisfaction of the conditions in Sections 5.2(a), and (b) above.

(d)           A Material Adverse Effect shall not have occurred since the date of this Agreement and be continuing.

5.3          Conditions to Shareholder’s and the Company’s Obligations.  Shareholder’s and the Company’s obligation to perform the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing by Shareholder, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           All of the representations and warranties of Buyer shall be true and correct in all respects (without giving effect to any “materiality” or similar qualification) both as of the Closing Date and as if made on the Closing Date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failures of any such representations and warranties to be true and correct would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b)           Buyer shall have performed and complied in all material respects with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing.

(c)           Buyer shall have delivered to Shareholder at the Closing a certificate, in form and substance reasonably satisfactory to Shareholder, confirming satisfaction of the conditions in Section 5.3(a) and (b) above.

ARTICLE VI
TERMINATION

6.1          Termination Events.  This Agreement may, by written notice given to the non-terminating Party prior to the Closing, be terminated:

(a)           by mutual written consent of Buyer and Shareholder;

(b)           by either Buyer or Shareholder if the Closing shall not have occurred on or before the date that is six (6) months after the signing date, January 13, 2016 (the “Outside Date”); provided, however, that if on the Outside Date the conditions to Closing set forth in Section 5.1(a), (b) or (to the extent any such injunction or order is in respect of an Antitrust Law) (c) shall not have been fulfilled, but all other conditions to Closing set forth in Article V shall be or shall be capable of being fulfilled, then Shareholder, by written notice delivered to Buyer, or Buyer, by written notice to Shareholder, may extend the Outside Date to no later than the close of business on the date that is twelve (12) months after the signing date, July 13, 2016; provided, further, that the right to extend or terminate this Agreement pursuant to this Section 6.1(b) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement proximately caused any of conditions set forth in Article V to fail to be satisfied and such action or failure to act constitutes a material breach of this Agreement;

(c)           by either Buyer or Shareholder if an injunction or order issued by any Governmental Body of competent authority permanently restrains or prohibits any of the transactions contemplated by this Agreement and such injunction or order becomes final and nonappealable; provided, however, that the right to terminate this Agreement under this Section

6.1(c) shall not be available to a Party if such order (or such order becoming final and nonappealable) was due to the material breach by such Party of any covenant or other agreement of such Party set forth in this Agreement; provided, further that the right to terminate this Agreement pursuant to this Section 6.1(c) shall be available only if the Party seeking to terminate this Agreement shall have complied with its obligations under Section 4.1 to resist, resolve or lift, as applicable, such order before asserting the right to terminate under this Section 6.1(c); or

(d)           by (i) Buyer, upon prior written notice to Shareholder, if there has been a material breach or failure to perform by Shareholder or the Company of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and such breach or failure to perform has not been waived by Buyer or cured by Shareholder or the Company, as applicable within thirty (30) days after written notice thereof from Buyer or (ii) Shareholder, upon prior written notice to Buyer, if there has been a material breach or failure to perform by Buyer of any covenant, representation or warranty contained in this Agreement which would prevent the satisfaction of any condition to the obligations of Shareholder at the Closing and such breach or failure to perform has not been waived by Shareholder or cured by Buyer within thirty (30) days after written notice thereof from Shareholder; provided, however, that the right to terminate this Agreement under this Section 6.1(d) shall not be available to any Party if such Party shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform would give rise to a failure of a condition in Article V to the obligations of the other Party at the Closing.

(e)           The Party desiring to terminate this Agreement pursuant to any of clause (b), (c) or (d) of this Section 6.1 shall give written notice of such termination to the other Party in accordance with Section 8.2 specifying the provision or provisions hereof pursuant to which such termination is effected.

6.2          Effect of Termination.  If this Agreement is validly terminated pursuant to Section 6.1, all further obligations of the Parties under this Agreement will terminate and there shall be no liability on the part of any Party to one another, except for fraud or willful breaches of this Agreement prior to the time of such termination; provided, however, that the Parties’ obligations under the Confidentiality Agreement, Section 4.7 (Press Releases and Announcements), Section 4.8 (Confidentiality), this Section 6.2 and Article VIII (General) will survive the termination.

ARTICLE VII
SURVIVAL AND INDEMNIFICATION

7.1          Survival.  The representations and warranties and covenants contained in any Transaction Document or in any certificate delivered pursuant thereto shall survive as follows:  (a) representations and warranties (other than Fundamental Representations and the representations and warranties set forth in Section 2.10 (Taxes)), until eighteen (18) months after the date of this Agreement, (b) Fundamental Representations, until sixty (60) days after the expiration of the applicable statute of limitations, (c) representations and warranties set forth in Section 2.10 (Taxes), until sixty (60) days following the expiration of the applicable statute of limitations, (d) covenants, until twelve (12) months after the date of this Agreement, or if a covenant contemplated performance after the Closing, pursuant to its terms, and (e) matters contemplated by Section 4.10 and Section 7.2(c), until sixty (60) days after the expiration of the applicable statute of limitations (collectively, the “Survival Period”).  For the avoidance of doubt, the Parties hereby agree and acknowledge that the foregoing survival periods are a contractual statute of limitations and any claim brought by any Indemnified Party pursuant to this Article VII must be brought or filed prior to the expiration of such survival period, provided that any indemnity claim made by a Party prior to the end of such survival period shall survive until such claim is fully paid or finally and completely adjudicated or settled in accordance with this Agreement.

7.2          Indemnification by Shareholder.  Subject to the limitations set forth in this Article VII, Shareholder, jointly and severally, shall indemnify and hold Buyer and its officers, directors, employees, agents and Affiliates (each, a “Buyer Indemnified Party” and together, the “Buyer Indemnified Parties”) harmless from and against, and shall reimburse Buyer Indemnified Parties for all losses, damages, deficiencies, liabilities, Taxes, assessments, fines, penalties, judgments, actions, claims, costs, disbursements, fees, expenses or settlements of any kind or nature, including legal, accounting and other professional fees and expenses, and diminution in value and/or lost profits or revenues (collectively, “Losses”) arising directly out of or relating to:

(a)           any breach or inaccuracy of any representation or warranty made by or on behalf of the Company or Shareholder in any Transaction Document as of the date hereof or as of the Closing Date;

(b)           any breach by the Company or Shareholder of any covenant or obligation in any Transaction Document; and

(c)           Indemnified Taxes.

7.3          Indemnification by Buyer.  Subject to the limitations set forth in this Article VII, Buyer shall indemnify and hold Shareholder and his agents and Affiliates (each, a “Shareholder Indemnified Party” and together, the “Shareholder Indemnified Parties”) harmless from and against, and shall reimburse Shareholder Indemnified Parties for all Losses arising out of or relating to:

(a)           any breach or inaccuracy of any representation or warranty made by or on behalf of Buyer in any Transaction Document as of the date hereof or as of the Closing Date; and

(b)           any breach by Buyer of any covenant or obligation in any Transaction Document.

7.4          Limitations.

(a)           Except (1) for any breach of a Fundamental Representation, (2) for any breach of a representation or warranty set forth in Section 2.10 (Taxes) or (3) fraud (including intentional misrepresentation, but excluding negligent misrepresentation), neither the Buyer Indemnified Parties nor Shareholder Indemnified Parties shall be entitled to receive any indemnification payment with respect to Indemnification Claims made under Section 7.2(a) or

Section 7.3(a), as the case may be, unless:

(i)            any such individual claim for Losses exceeds fifty-seven thousand five hundred United States Dollars ($57,500); and

(ii)           the aggregate amount of all claims (including claims that do not exceed the dollar threshold in Section 7.4(a)(ii)) exceeds four million three hundred twelve thousand five hundred United States Dollars ($4,312,500) (at which point Shareholder will be only obligated to indemnify the Buyer Indemnified Parties from and against the amount of Losses that exceed such amount).

(b)           Any Person against whom an Indemnification Claim is being asserted (an “Indemnifying Party”) shall not be obligated to defend and hold harmless any Person claiming indemnification under this Article VII (an “Indemnified Party”), or otherwise be liable to such Indemnified Party, with respect to any Indemnification Claim made by the Indemnified Party after the expiration of the Survival Period, except that indemnity may be sought after the expiration of the Survival Period if an Indemnification Claim has been delivered to the Indemnified Party prior to the expiration of the Survival Period.

(c)           The aggregate liability of Shareholder under Section 7.2 for any Indemnification Claim and all Indemnification Claims shall be limited to seventy-one million eight hundred seventy-five thousand United States Dollars ($71,875,000) (the “Cap”); provided that liability of Shareholder may exceed the Cap, but shall not exceed one hundred percent (100%) of the Purchase Price if, such Indemnification Claim arises from (i) any breach of any of the Fundamental Representations, (ii) any breach of a representation or warranty set forth in Section 2.10 (Taxes), (iii) any matter contemplated by Section 7.2(c) and provided further that liability of Shareholder for fraud (including intentional misrepresentation, but excluding negligent misrepresentation) shall be unlimited.

(d)           Any payment an Indemnifying Party is obligated to make to any Indemnified Parties pursuant to this Article VII shall be satisfied, in cash, first, to the extent there are sufficient Escrow Funds, from the escrow account in accordance with the terms of the Escrow Agreement and, second, to the extent the Escrow Funds are insufficient to pay any remaining sums due and owing, then Shareholder shall be required to pay all of such additional sums due and owing to the Buyer Indemnified Parties by wire transfer of immediately available funds within ten (10) Business Days after the date of such Indemnification Claim unless such Indemnifying Party delivers a Dispute Notice in accordance with the terms of Section 7.5(b).  On the Escrow Release Date, Shareholder and Buyer shall deliver to the Escrow Agent joint instructions instructing the Escrow Agent to distribute the Escrow Funds, together with any and all interest and income accrued thereon, on the Escrow Release Date to Shareholder, by wire transfer of immediately available funds to a bank account designated by Shareholder; provided that the joint instruction shall not require the Escrow Agent to distribute any amounts subject to claims for which Buyer delivered a written notice to an Indemnifying Party in accordance with Section 7.4(b) and that remain pending and unresolved on the Escrow Release Date, until such claims are finally resolved or judicially determined (at which time any remaining Escrow Funds in respect of such claims, to the extent not payable to Buyer, shall be released to Shareholder, together with any and all interest and income accrued thereon, per joint instructions to the

Escrow Agent).

(e)           Subject to the limitations set forth in this Article VII, the amount of any Losses otherwise recoverable under this Article VII with respect to a particular claim shall be:

(i)            reduced by the amounts that are recoverable by an Indemnified Party as proceeds of insurance or from third parties in respect of such Losses minus the costs and expenses incurred by an Indemnifying Party in recovering such insurance, and

(ii)           reduced to take into account any net Tax benefit actually realized by an Indemnified Party or an Affiliate thereof at any time following the Closing Date up to and including the time of payment of the related indemnified amount, which Tax benefit arises from the payment of any such indemnified amount or the Losses giving rise to such payment (excluding any Tax benefit arising from the Pre-Closing Reorganization).

(iii)          In the event any amounts recoverable under insurance policies are not received before any Indemnification Claim is paid pursuant to this Article VII, then the Buyer Indemnified Parties shall use commercially reasonable efforts to pursue any insurance policies maintained by the Company prior to the Closing to the extent available, and, in the event the Buyer Indemnified Parties receive any recovery, the amount of such recovery shall be applied first, to reimburse the Buyer Indemnified Parties for their out-of-pocket expenses (including reasonable attorney’s fees and expenses and all reasonable and documented costs of collections, deductibles, expenses of recoveries or premiums incurred directly in connection therewith) expended in pursuing such recovery, second, to compensate the Buyer Indemnified Parties for any Losses for which Shareholder Indemnifying Parties did not provide indemnification, third, to refund any payments made by Buyer or Indemnifying Parties which would not have been so paid had such recovery been obtained prior to such payment, and fourth, any excess to Shareholder Indemnifying Parties.

(f)            The Parties’ sole and exclusive remedy after the Closing with respect to any and all claims (other than injunctions or other equitable remedies pursuant to Section 8.10, or claims of, or causes of action arising from, fraud (including intentional misrepresentation, but excluding negligent misrepresentation)) relating to this Agreement, and the transactions contemplated hereby shall be pursuant to the indemnification provisions set forth in this Article VII.

(g)           Except to the extent included in the definition of “Losses”, and except to the extent otherwise expressly set forth herein, none of the Indemnified Parties shall be entitled to be indemnified by the Indemnifying Parties pursuant to the terms of this Agreement for any indirect, incidental, special, exemplary or punitive damages, unless (i) such damages are foreseeable or the damaged Party has advised the other Party of the possibility of such damages, and (ii) such damages are awarded to a Person in an indemnifiable Third Party Claim.

(h)           No Indemnified Party hereunder shall be entitled to double recovery for any Losses, as applicable, even though such Losses may have resulted from the breach of more than one of the representations, warranties, agreements, and covenants in this Agreement.

(i)            If the Buyer or any Buyer Indemnified Party is indemnified for any Losses pursuant to this Agreement with respect to any Third Party Claim, then the Indemnifying Party will be subrogated to all rights and remedies of the Buyer or the Buyer Indemnified Party against such third party, and the Buyer will, and will cause each of the Buyer Indemnified Parties to, reasonably cooperate with and assist the Indemnifying Party in asserting all such rights and remedies against such third party.

7.5          Procedure for Indemnification.

(a)           An Indemnified Party seeking indemnification hereunder, within the relevant limitation period provided for in Section 7.1 above, shall give written notice (the “Claim Notice”) of any Indemnification Claim (i) in the case of an Indemnification Claim against Buyer, to Buyer and (ii) in the case of an Indemnification Claim against Shareholder, to Shareholder, reasonably promptly, but in any event (A) prior to expiration of the Survival Period and (B) if such Indemnification Claim relates to the assertion against an Indemnified Party of any Claim by a third party (a “Third Party Claim”), within fifteen (15) days after receipt by the Indemnified Party of written notice of a legal process relating to such Third Party Claim; provided, however, that the failure or delay to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any obligation or liability that the Indemnifying Party may have to the Indemnified Party, unless, and then only to the extent that, the Indemnifying Party demonstrates that the Indemnifying Party’s ability to defend or resolve such Indemnification Claim is prejudiced thereby.  Any such Claim Notice shall describe in reasonable detail the facts and circumstances on which the asserted Indemnification Claim is based and specify the amount of such Indemnification Claim if then ascertainable.  Any Claim Notice relating to a Third Party Claim shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including any summons, complaint or other pleading which may have been served, any written demand or any other document or instrument.

(b)           The Indemnifying Party shall have thirty (30) days after receipt of any such Indemnification Claim pursuant hereto to give notice to the Indemnified Party disputing such Indemnification Claim or the claimed amount set forth therein (a “Dispute Notice”).  Absent delivery of a Dispute Notice or affirmative indication of agreement during such thirty (30) day period, the Indemnifying Party shall automatically be deemed to have agreed to the amount or method of determination set forth in the Indemnification Claim.  All disputed Indemnification Claims shall be resolved by Buyer and Shareholder, in accordance with either (i) a mutual agreement among Buyer and Shareholder, which shall be memorialized in writing, or (ii) the final determination of a final non-appealable order of a court of competent jurisdiction.

(c)           Upon receipt of a Claim Notice for indemnity from an Indemnified Party pursuant to Section 7.4 in respect of a Third Party Claim the Indemnifying Party shall have the right, upon written notice given to the Indemnified Party delivered within thirty (30) days after receipt of a Claim Notice relating to a Third Party Claim, to assume the defense or handling of such Third Party Claim at the Indemnifying Party’s sole expense, but shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided that the Indemnifying Party shall not be entitled to assume control of such defense (which shall be controlled by the Indemnified Party) and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) in the reasonable opinion of the Indemnified Party’s outside counsel, a conflict, or potential conflict, of interests exists between the Indemnified Party and the Indemnifying Party in connection with such Third Party Claim, or (ii) the Indemnification Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, or the Indemnification Claim seeks an injunction or similar equitable relief against the Indemnified Party or any its Affiliates.

(d)           If the Indemnifying Party chooses to defend any Third Party Claim, the parties hereto shall reasonably cooperate in the defense of such Third Party Claim.  The Indemnifying Party shall select counsel (and local counsel, as necessary) to conduct the defense or handling of such Third Party Claim reasonably satisfactory to the Indemnified Party.  The Indemnifying Party shall defend or handle such Third Party Claim in such manner as is reasonable under the circumstances and shall keep the Indemnified Party reasonably apprised of the status of such Third Party Claim.  The Indemnifying Party shall not, without the prior express written consent of the Indemnified Party, (A) consent to a settlement of, compromise or discharge of, or consent to the entry of any judgment with respect to, any Third Party Claim, unless such settlement, compromise, discharge or entry of judgment does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or judgment (except as otherwise provided in such judgment).  The Indemnified Party shall make available all information and assistance reasonably available and necessary for the defense of the Third Party Claim as the Indemnifying Party may reasonably request and shall cooperate with the Indemnifying Party in such defense.  Notwithstanding anything to the contrary in this Section 7.5(d), the Indemnified Party shall not, without the prior written consent of the Indemnifying Party (which consent may not be unreasonably withheld, conditional or delayed), agree to a settlement of any Third Party Claim that is being defended and handled by the Indemnifying Party.

(e)           If the Indemnifying Party does not give written notice to the Indemnified Party within ten (10) Business Days after receipt of the Claim Notice from the Indemnified Party of a Third Party Claim that the Indemnifying Party has elected to assume the defense or handling of such Third Party Claim, the Indemnified Party may, at the Indemnifying Party’s expense, select counsel reasonably satisfactory to the Indemnifying Party to defend or handle such Third Party Claim in consultation with the Indemnifying Party and in a manner that is reasonable under the circumstances; provided, however, that the Indemnified Party shall keep the Indemnifying Party timely apprised of the status of such Third Party Claim.  The Indemnified Party shall not agree to a settlement of, or consent to the entry of any judgment to any Third Party Claim or demand for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such claim or demand without the prior express written consent of the Indemnifying Party, which consent may be granted or denied in the Indemnifying Party’s sole discretion.  If the Indemnified Party defends or handles such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party and shall be entitled to participate in but not control the defense of such Third Party Claim with its own counsel and at its own expense.

(f)            Notwithstanding anything in this Agreement to the contrary, for the purposes of determining the failure of any representations or warranties to be true and correct or the breach of any covenants and agreements, and calculating Losses or a party’s indemnification obligation hereunder, any materiality or similar qualifications in the representations, warranties, covenants and agreements shall be disregarded.

7.6          Duty to Mitigate.  Each Indemnified Party shall use, and shall cause all other Indemnified Parties to use, commercially reasonable efforts to mitigate or otherwise reduce the amount of Losses that it incurs in connection with any matter with respect to which it is entitled to be held harmless, indemnified, compensated or reimbursed pursuant to this Article VII upon and after becoming aware of any such matter that would reasonably be expected to give rise to Losses, including taking commercially reasonable measures to attempt to recover from any third parties alleged to be responsible for such Losses and any insurance proceeds available to offset such Losses under insurance policies maintained by the Indemnified Party; provided, however, it being understood that the reasonable costs and expenses incurred by an Indemnifying Party in complying with this Section 7.6 shall be included within the definition of Losses.

7.7          Remedies; Non-Recourse.  Except as expressly set forth in this Article VII and Section 8.10, no Party shall have recourse whatsoever under the Transaction Documents against any officers, directors, Affiliates or agents of the other Parties (including for such purposes, the officers, directors, Affiliates or agents of any Affiliate of a Party).  Without limiting the generality of the foregoing, except as expressly set forth in this Article VII,  Section 8.10, Section 6(b) of that certain Selling Shareholder’s Confidentiality, Non-Competition and Non-Solicitation Agreement, by and among Markus Frind, the Company and the Buyer, dated as of the date hereof and effective as of the Closing Date (the “Confidentiality, Non-Competition and Non-Solicitation Agreement”), and Section 14 of the Employment Contract, Buyer, on behalf of itself and its Affiliates, and Shareholder, on behalf of himself and his Affiliates, each hereby fully and irrevocably waives any right, claim or entitlement whatsoever against such officers, directors, Affiliates or agents relating to any and all Losses suffered or incurred by any of them arising from, based upon, related to, or associated with the Transaction Documents the transactions contemplated thereby (including any breach, termination or failure to consummate such transactions) in each case whether based on contract, tort, strict liability other laws or otherwise and whether by piercing of the corporate veil, by claim on behalf of or by a Party hereto or other Person or otherwise.

7.8          Tax Treatment of Indemnification Payments.  The Parties hereto agree to treat for all income Tax purposes all indemnification payments made pursuant to this Article VII hereunder as adjustments to the Purchase Price payable under this Agreement, and to take no position contrary thereto in any Tax Return or audit or examination by, or proceeding before, any Taxing Authority, except as otherwise required by a change in Law or a “determination” as defined in Section 1313(a) of the Code and the Treasury Regulations thereunder.

ARTICLE VIII
GENERAL

8.1          Expenses.  Except as otherwise provided in this Agreement (including with respect to Transaction Expenses), regardless of whether the transactions contemplated by this Agreement are consummated, Shareholder and Buyer shall each bear its own fees and expenses incurred in connection with the negotiation, preparation and execution of each Transaction Document, and the consummation of the transactions contemplated hereby and thereby.  Notwithstanding the foregoing, any fees or expenses related to the negotiation, preparation and execution of any Transaction Document on behalf of Shareholder or the Company shall be considered expenses of Shareholder.

8.2          Notices.  All notices and other communications hereunder shall be in writing and will be deemed to have been duly given only if delivered personally, by courier or by facsimile or (with respect to notices to Shareholder) electronic mail transmission, to the Party to be notified at the addresses, facsimile numbers or (with respect to notices to Shareholder) e-mail address in this Section 8.2 (or to such other address as any Party shall specify by written notice so given) and such will be deemed given upon the actual day of delivery if personally delivered, couriered or sent by facsimile by a Party; provided that if such delivery occurs after 5:00 p.m. Eastern time or on a day other than a Business Day, then it shall be deemed given on the next following Business Day.

TO BUYER OR (after Closing) THE COMPANY:

IAC/InteractiveCorp
555 West 18th Street
New York, NY  10011
Fax:  (212) 314-7497
Attention:  General Counsel

with a copy (not constituting notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Fax:  (212) 403-2000
Attention:  Andrew J. Nussbaum

Ante Vucic

Goodmans LLP

Suite 3400, Bay Adelaide Centre
333 Bay Street
Toronto, ON  M5H 2S7

Fax:  (416) 979-1234
Attention:  Allan Goodman

TO SHAREHOLDER (prior to Closing) OR THE COMPANY:

Plentyoffish Media Inc.
2500-555 W Hastings Street
Vancouver, BC V6B 4N6

Canada
Fax:  (604) 676-2319
Attention:  Markus Frind

with copies (not constituting notice) to:

McMillan LLP
1500 — 1055 West Georgia Street
Vancouver, BC V6E 4N7
Fax: (604) 893-2370
Attention:  Tom Theodorakis and Ryan Black

and

Venable LLP
Rockefeller Center
1270 Avenue of the Americas
Twenty-Fourth Floor
New York, NY 10020
Fax:  (212) 307-5598
Attention:  Philip von Mehren and Michele Maney

TO SHAREHOLDER (after Closing):

Markus Frind

Vancouver, BC

Canada

with copies (not constituting notice) to:

McMillan LLP
1500 — 1055 West Georgia Street,
Vancouver, BC V6E 4N7

Canada

Fax:  (604) 893-2370
Attention:  Tom Theodorakis and Ryan Black

and

Venable LLP
Rockefeller Center
1270 Avenue of the Americas
Twenty-Fourth Floor
New York, NY 10020
Fax:  (212) 307-5598
Attention:  Philip von Mehren and Michele Maney

8.3          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

8.4          Entire Agreement.  The Transaction Documents, Company Disclosure Schedule, and Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and undertakings, both written and oral, among the Parties, including that certain non-binding letter of intent dated June 10, 2015, by and between IAC/InterActiveCorp and the Company.

8.5          Amendments; Assignment; Waivers.  Any provision of this Agreement may be amended, modified, supplemented or waived only by an instrument in writing duly executed by Buyer, the Company and Shareholder.  Any such amendment, modification, supplement or waiver shall be for such period and subject to such conditions as shall be specified in the instrument effecting the same and shall be binding upon the Parties, and any such waiver shall be effective only in the specific instance and for the purposes for which given.  This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of Buyer or Shareholder, as applicable; provided, however, Buyer may assign any or all of its rights or interests, or delegate any or all of its obligations, in this Agreement to (a) any successor to Buyer, any successor to the Company, or any acquirer of a material portion of the businesses or assets of Buyer or the Company, in each case after the Closing; (b) one or more of Buyer’s Affiliates, or (c) any bona fide lender to Buyer, the Company or any of their Affiliates as security for obligations to such lender; provided, however, that no such assignment or grant of security interest will relieve or release Buyer from any of its Liabilities or obligations under this Agreement.  No failure on the part of any Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, remedy, power or privilege under this Agreement shall operate as a waiver of such right, remedy, power or privilege, nor shall any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of any such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges provided in this Agreement are cumulative and not exclusive of any rights, remedies, powers and privileges provided by applicable Law.

8.6          Parties in Interest.  Except as set forth in Article VII, this Agreement shall be binding on and inure solely to the benefit of the Parties hereto and their respective successors, heirs, legal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.7          Governing Law; Submission to Jurisdiction; WAIVER OF JURY TRIAL.

(a)           This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that state.  In any action among or between any of the Parties arising out of or relating to this Agreement, each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of federal and state courts in the State of New York and each of the parties hereto (x) irrevocably submits with regard to any such proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive subject matter and exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (z) agrees that it will not bring any Claim relating to this Agreement or any transaction contemplated hereby in any court other than the aforesaid courts.  Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any proceeding with respect to this Agreement, (a) the defense of sovereign immunity, (b) any Claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 8.7, (c) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (d) to the fullest extent permitted by applicable Law that (i) the proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b)           EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (1) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (2) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

8.8          Headings; Construction.  Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  For purposes of this Agreement, (a) the terms “including” and “include” shall be deemed to be followed by the terms “without limitation,” (b) the terms “herein,” “hereof,” “hereby,” “hereto” or “hereunder” refer to this Agreement as a whole and (c) references to “$” refer to United States Dollars and references to “CND$” refer to Canadian Dollars.  Except as otherwise expressly set forth in this Agreement, all references in Article II and Article III to any Law shall be deemed to refer to such Law as enacted prior to the Effective Date; however, for each supplemental Company Disclosure Schedule delivered, the deemed date for such Law in Article II will be the date of such supplement.  When calculating the period of time before which, within which or following which any act is required to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.  Unless the context otherwise requires, references in this Agreement (i) to Articles, Sections, exhibits and schedules mean the Articles and Sections of, and the exhibits and schedules attached to or accompanying, this Agreement and (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof.  The schedules and exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement.  Capitalized terms used but not otherwise defined in the schedules and exhibits referred to in this Agreement shall have the meanings set forth in this Agreement.  Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement.  Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each Party confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties.  The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party.  Any reference to any federal, state or provincial, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance.

8.9          Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  To expedite the process of entering into this Agreement, the Parties acknowledge that Transmitted Copies of this Agreement will be equivalent to original documents until such time as original documents are completely executed and delivered.  “Transmitted Copies” will mean copies that are reproduced or transmitted via email, photocopy, facsimile, electronic communications by portable document format (.pdf) or other process of complete and accurate reproduction and transmission, each of which shall be deemed an original.

8.10        Specific Performance.  The Parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law.

8.11        Advisors.

(a)           Buyer (i) waives and will not assert, and will cause each of its subsidiaries

(including, after the Closing, the Company and its subsidiaries) to waive and not assert, any conflict of interest relating to Advisors’ representation after the Closing of the Shareholder or any of their affiliates in any matter involving the transactions contemplated by this Agreement (including any litigation, arbitration, mediation, or other proceeding), and (ii) consents to, and will cause each of its subsidiaries (including, after the Closing, Company and its subsidiaries) to consent to, any such representation, even though in each case (x) the interests of the Shareholder or any subsidiary may be directly adverse to Buyer, the Company, or any of their respective subsidiaries, (y) Advisors may have represented the Company or its subsidiary in a substantially related matter, or (z) Advisors may be handling other ongoing matters for Buyer, the Company, or any of their respective subsidiaries.  Notwithstanding the foregoing, if a dispute arises between Buyer, the Company or any of its subsidiaries and a third party (other than Shareholder or any of their Affiliates) after the Closing, then the Company or its subsidiary, to the extent applicable, may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications by the Advisors.

(b)           Buyer agrees, on its own behalf and on behalf of its subsidiaries (including, after Closing, the Company and its subsidiaries), that from and after Closing (a) the attorney-client privilege, all other evidentiary privileges, and the expectation of client confidence as to all Attorney-Client Communications belong to Shareholder and will not pass to or be claimed by Buyer, the Company, or any of their subsidiaries, and (b) Shareholder will have the exclusive right to control, assert, or waive the attorney-client privilege, any other evidentiary privilege, and the expectation of client confidence with respect to such Attorney-Client Communications.

ARTICLE IX
DEFINITIONS

As used in this Agreement, the following defined terms shall have the meanings indicated below:

“Acquisition Proposal” is defined in Section 4.5.

“Adjusted Closing Payment” is defined in Section 1.5(a).

“Advisors” means Ernst & Young LLP, McMillan LLP, Polsinelli PC, Sedgwick LLP, Seed Intellectual Property Law Group PLLC, Smythe Ratcliffe LLP and Venable LLP.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” is defined in the first paragraph of this Agreement.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to govern competition, trade regulation, foreign investment or to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Attorney-Client Communication” means any communication occurring on or prior to the Closing between each of McMillan LLP, Polsinelli PC, Sedgwick LLP, Seed Intellectual Property Law Group PLLC, and/or Venable LLP on the one hand and Shareholder, the Company, any of their respective subsidiaries, or any of their respective affiliates on the other hand that relates to the transactions contemplated by this Agreement, including any representation, warranty, or covenant of any party under this Agreement or any related agreement.

“Base Amount” is defined in Section 1.3(a).

“Business Day” means a day other than a Saturday, Sunday, or any statutory holiday in the province of British Columbia, or a day on which banks located in the State of New York are authorized or obligated to close.

“Buyer” is defined in the first paragraph of this Agreement.

“Buyer Indemnified Party” and “Buyer Indemnified Parties” are defined in Section 7.2.

“Cap” is defined in Section 7.4(c).

“Cash” means all cash, certificates of deposit, bank deposits, negotiable instruments, marketable securities and other cash equivalents of the Company as of the Closing Time, net of all “cut” but uncashed checks issued by the Company that are outstanding as of the Closing Time.  Cash shall not include cash or cash equivalents to the extent subject to restrictions or limitations imposed by Law, Contract or otherwise on the usability thereof, including fees, costs or withholding or other Taxes which would apply to the distribution of cash from the Company to Buyer.

“Claim” means any judicial, administrative or arbitral claim (including counterclaims), demand, cause of action, suit, proceeding, mediation, arbitration, audit, hearing, investigation or inquiry (whether formal or informal) by or before a Governmental Body.

“Claim Notice” is defined in Section 7.5(a).

“Closing” is defined in Section 1.1(b).

“Closing Date” means date on which the Closing occurs.

“Closing Statement” is defined in Section 1.4(a).

“Closing Time” is defined in Section 1.1(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the first paragraph of this Agreement, provided that references to the Company shall include any subsidiary thereof unless the context otherwise requires.

“Company Disclosure Schedule” is defined in Article II.

“Company Intellectual Property” means all Intellectual Property owned (or purported to be owned) by the Company.

“Company Resources” is defined in Section 4.2(m).

“Company Software” means (a) All Software that is used in the Company’s business and is not licensed to the Company pursuant to a written license agreement; and (b) all Company User Data.

“Company Transaction Expenses” means, in each case to the extent not paid in full prior to the Closing Date:  (i) fees and expenses incurred by the Company, including those fees and expenses of Shareholder to the extent paid by the Company in connection with the drafting, negotiation, execution, and delivery of the Transaction Documents and the consummation of the transactions contemplated herein or therein (or otherwise relating to the sale or potential sale of the Company), including the fees and expenses of the accountants, brokers, finders, consultants, investment bankers, lawyers, and other advisors of the Company, (ii) any amounts paid, or required to be paid, by or on behalf of the Company to any current or former employee, stockholder, officer, director, or other Person in connection with the consummation of the transactions contemplated by the Transaction Documents pursuant to any employment, consulting, change of control, severance, termination, special bonus or other similar agreement or arrangement and (iii) the Employee Bonuses.  Notwithstanding the foregoing, Company Transaction Expenses do not include any items included as a Liability in Working Capital.

“Confidential Information” is defined in Section 4.8(b).

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated April 2, 2015, between IAC/InterActiveCorp and the Company.

“Confidentiality, Non-Competition and Non-Solicitation Agreement” is defined in Section 7.7.

“Contaminants” is defined in Section 2.17(a)(v).

“Contracts” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

“Disclosing Party” is defined in Section 4.8(b).

“Dispute Notice” is defined in Section 7.5(b).

“Effective Date” is defined in the first paragraph of this Agreement.

“Employee Benefit Plan” means any employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former employee, officer, director or independent contractor of the Company or any beneficiary or dependent thereof that is sponsored or maintained by the Company or to which the Company contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA and including those or similar plans subject to Canadian Law), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA and including those or similar plans subject to Canadian Law) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control, fringe or other benefit plan, program or agreement and any related trusts or other funding vehicles.

“Employee Bonuses” means those certain bonuses to be paid to employees by the Buyer as Company Transaction Expenses in the amounts set forth in Section 1.3(d)(iv) of the Company Disclosure Schedule, subject to adjustment prior to Closing to reflect any such employees who are no longer employed by the Company.

“Employment Contract” is defined in Section 4.17.

“Enforceability Exceptions” is defined in Section 2.3.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Fifth Third Bank N.A., or as otherwise mutually agreed by the Parties hereto.

“Escrow Agreement” means the escrow agreement, dated as of the date of this Agreement, by and among Shareholder, the Escrow Agent and Buyer.

“Escrow Amount” is defined in Section 1.3(d)(i).

“Escrow Funds” means the remaining portion of funds that were part of the Escrow Amount as of any date of determination.

“Escrow Release Date” means the date that is the eighteen (18) months following the Closing Date.

“Estimated Cash” is defined in Section 1.3(b).

“Estimated Closing Payment” is defined in Section 1.3(c).

“Estimated Company Transaction Expenses” is defined in Section 1.3(b).

“Estimated Indebtedness” is defined in Section 1.3(b).

“Estimated Working Capital” is defined in Section 1.3(b).

“Financial Statements” is defined in Section 2.8(a).

“Fundamental Representations” means (i) with respect to the Company and Shareholder, the representations set forth in Sections 2.1, 2.3, 2.4 and 2.26, and (ii) with respect to Buyer, the representations and warranties set forth in Sections 3.1 and 3.2.

“GAAP” means generally accepted accounting principles in the United States which are in effect as of the relevant date of determination.

“Governing Documents” means with respect to the Company, the Articles of Association.

“Governmental Body” means any supranational, national, federal, state, provincial, county, municipal, local or foreign government, agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, and self-regulatory organizations.

“GST Legislation” means Part IX of the Excise Tax Act (Canada).

“Historical Accounting Principles” means the accounting principles, methodologies and practices set forth in Section 2.8(a) of the Company Disclosure Schedule.

“Indebtedness” means as to any Person at any time, based on face value:  (a) obligations of such Person for borrowed money; (b) obligations of such Person evidenced by bonds, notes, debentures or other similar instruments; (c) obligations of such Person to pay the deferred purchase price of property or services (including earnouts and similar arrangements), except trade accounts payable of such Person arising in the Ordinary Course of Business that are not past due by more than 120 days and for which adequate reserves have been established on the financial statements of such Person; (d) obligations arising under capitalized leases, conditional sales Contracts or other similar title retention instruments; (e) reimbursement obligations of such Person relating to amounts drawn and outstanding under letters of credit, bankers’ acceptances, surety or other bonds or similar instruments; (f) Liabilities of such Person relating to unfunded, vested benefits under any Employee Plan (excluding (i) vacation pay and sick pay that is accrued on the Person’s books in the Ordinary Course of Business, in each case to the extent accrued in Working Capital and (ii) obligations of Shareholder to deliver stock of Shareholder pursuant to stock options or stock ownership plans); (g) net payment obligations incurred by such Person pursuant to any hedging agreement; (h) Liabilities of such Person under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect such Person against fluctuations in interest rates; (i) any guarantees of the foregoing items in clauses (a) through (i) for the benefit of another Person; and (j) all interest, fees, penalties, breakage costs and other expenses owed with respect to the items described in the foregoing clauses (a) through (i) or the repayment thereof.  As used in Article I, Indebtedness means Indebtedness of the Company as of the Closing Time.  Notwithstanding the foregoing, Indebtedness as used in Article I does not include any items included (x) as a Liability in Working Capital, (y) in Company Transaction Expenses or (z) with respect to the Promissory Note.

“Indemnification Claim(s)” means any claim(s) for indemnification under Article VII.

“Indemnified Party” is defined in Section 7.4(b).

“Indemnified Taxes” means any Liability for (i) Taxes of the Company for any Pre-Closing Tax Period, (ii) Taxes of Shareholder for any period, (iii) Taxes of any Person for which the Company may be liable under Treasury Regulation Section 1.1502-6(a) or any similar provision of state, local or foreign law, as a transferee or successor, by contract, or otherwise, (iv) any Taxes imposed as a result of the Sale and Purchase or any transaction occurring at or prior to the Closing (in each case, whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise, other than any Transfer Taxes), (v) any Taxes resulting from or arising out of the Pre-Closing Reorganization, (vi) any Transfer Taxes for which Shareholder is responsible pursuant to Section 4.10(d), and (vii) Taxes of the Company for any Straddle Period for which Shareholder is responsible, in each case, together with any costs and expenses, including reasonable legal fees and expenses attributable thereto.  For purposes of calculating such Liability for any Straddle Period, the portion of any Tax that is allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to equal:  (a) in the case of Taxes based upon or related to income or receipts, the amount that would be payable if the Straddle Period had ended on the Closing Date and the books of the Company closed as of the close of such date; (b) in the case of Taxes imposed on specific transactions or events, Taxes imposed on specific transactions or events occurring on or before the Closing Date; and (c) in the case of Taxes imposed on a periodic basis, or in the case of any other Taxes not covered by clause (a) or clause (b), the amount of such Taxes for the entire Straddle Period multiplied by a fraction (a) the numerator of which is the number of calendar days in the period ending on the Closing Date and (b) the denominator of which is the number of calendar days in the entire Straddle Period.  Notwithstanding the foregoing, (i) Indemnified Taxes do not include any items to the extent included as a Liability in Working Capital, and (ii) Indemnified Taxes shall include the excess, if any, of (A) any Tax asset reflected in Working Capital over (B) the actual reduction in Taxes payable of the Company with respect to the item(s) taken into account in determining such Tax asset.

“Indemnifying Party” is defined in Section 7.4(b).

“Intellectual Property” means any rights available arising from, associated with or under (a) patents and patent applications of any kind including continuation, divisional, continuation-in-part, reexamination and reissue patent applications and any patents issuing therefrom, and utility models or industrial designs registered with a Governmental Body and all related patent rights;  (b) registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and other indicia of source, and all goodwill associated therewith and all registrations and applications for registration of any of the foregoing and renewals thereof; (c) Internet domain names and other Internet addresses (d) copyrights in both published and unpublished works (including all Software) and all copyright registrations and applications therefor; (e) rights in know-how (whether or not reduced to practice), trade secrets and other confidential or proprietary information; (f) rights arising with respect to Technology and (g) moral rights, publicity rights, rights of privacy, and any and all other intellectual property rights, proprietary rights or any other similar statutory provision or common law doctrine in the

United States, Canada or any other territory, and which shall also include any embodiments of any of the foregoing.

“Investment Canada Act” means the Investment Canada Act, as amended, and the regulations promulgated thereunder.

“Investment Canada Act Approval” means the responsible Minister under the Investment Canada Act (the “Minister”) having sent a notice pursuant to Subsection 21(1) of the Investment Canada Act to the Buyer stating that the Minister is satisfied that the transactions contemplated by the Agreement are likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under Subsection 21(1) of the Investment Canada Act shall have expired such that the Minister shall be deemed, pursuant to Subsection 21(9) of the Investment Canada Act, to be satisfied that the transactions contemplated by the Agreement are likely to be of net benefit to Canada.

“Knowledge of Buyer” means the actual and constructive knowledge of the Chief Executive Officer, Chief Financial Officer or General Counsel or equivalent legal officer where constructive knowledge means (a) such facts or matters that a prudent individual, acting within the scope of the duties and responsibilities associated with the office or position of such person with the Buyer would be expected to discover or otherwise become aware of in the course of discharging such responsibilities and obligations, or (b) actual receipt of information by such person that clearly conveys the specific matter in respect of which knowledge is pertinent.

“Knowledge of the Company” means the actual and constructive knowledge of Markus Frind, Andrew Oh, Kim Kaplan, Owen Morley, Chris Simpson and Kate Manolis where constructive knowledge means (a) such facts or matters that a prudent individual, acting within the scope of the duties and responsibilities associated with the office or position of such person with the Company would be expected to discover or otherwise become aware of in the course of discharging such responsibilities and obligations, or (b) actual receipt of information by such person that clearly conveys the specific matter in respect of which knowledge is pertinent.

“Law” means any applicable foreign, federal, national, regional, state, provincial, municipal or local law, statute, treaty, rule, regulation, ordinance, order, code, judgment, decree, directive, injunction, writ or similar action or decision duly implementing any of the foregoing by any Governmental Body.

“Lease” is defined in Section 2.11(a).

“Leased Real Property” is defined in Section 2.11(a).

“Liability” means any debt, Loss, damage, adverse claim, fines, penalties, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).

“Liens” means any pledges, claims, liens, charges, encumbrances, mortgages, deeds of trust options and security interests.

“Losses” is defined in Section 7.2.

“Material Adverse Effect” means any fact, change, circumstance, event occurrence or development that results or would reasonably be expected to result in a material adverse effect upon the financial condition, business, liabilities or results of operations of the Company, taken as a whole; provided, however, that any change, event or effect arising from or related to the following shall not be taken into account in determining whether a Material Adverse Effect has occurred:  (i) conditions affecting the United States or foreign economies generally, (ii) any national or international political or social conditions, including the engagement by the United States hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) changes in financial, banking or securities markets (including any disruption thereof, any decline in the price of any security or any market index, or any adverse change therein), (iv) changes in GAAP, (v) changes in any Laws, rules, regulations, orders, or other binding directives issued by any Governmental Body, (vi) changes that are generally applicable to the industry in which the Company operates; (vii) the execution or performance of or the public announcement of this Agreement and the transactions contemplated thereby, the identity of Buyer and its Affiliates or the compliance by any Person with any term of any Transaction Documents (including, in each case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, distributed, partners, employees or Governmental Bodies); or (viii) the taking of any action approved by Buyer in writing under this Agreement; provided, however, that, in the case of clauses (i) through (vi), only to the extent any such change, event or condition does not substantially disproportionately affect the Company compared to other participants in the industries in which the Company conducts its business.

“Material Advertiser” is defined in Section 2.21(a).

“Material Contracts” is defined in Section 2.12(a)(xx).

“Notice of Disagreement” is defined in Section 1.4(c).

“Open Source Software” is defined in Section 2.17(a)(vi).

“Ordinary Course of Business” means an action taken by the Company will be deemed to have been taken in the “Ordinary Course of Business” if such action is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the Company.

“Outside Date” is defined in Section 6.1(b).

“Party” and “Parties” are defined in the first paragraph of this Agreement.

“Permitted Liens” means (a) statutory Liens for current Taxes not yet due and payable, (b) such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations, (c) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (d) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the Ordinary Course of Business, (e) any Lien properly reflected in the Financial Statements, (f) all matters of record, that do not, in the aggregate, materially detract from the value of the affected property; (g) the terms and conditions of the Contracts; (h) pledges and deposits made in the Ordinary Course of Business in compliance with workers’ compensation, unemployment insurance and other social security applicable Laws; and (i) any purchase money Lien arising in the Ordinary Course of Business.

“Person” means any individual, corporation, partnership, trust, joint venture, limited liability company, association, organization, other entity or Governmental Body or regulatory authority.

“Personal Information” is defined in Section 4.3(b).

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“PP Components” is defined in Section 1.4(a).

“Pre-Closing Agreements” means those agreements set forth in Section 4.12 of the Company Disclosure Schedule.

“Pre-Closing Reorganization” means the reorganization of the Company and Shareholder’s interests in the Company as set forth on Section 4.12 of the Company Disclosure Schedule under the heading “Pre-Closing Reorganization”.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date.

“Privacy Policies” is defined in Section 2.18(a).

“Promissory Note” means that certain promissory note #1 issued by the Company to Frind Enterprises Ltd.  Prior to the Closing in an amount not to exceed $300,000,000 denominated in Canadian Dollars.

“Promissory Note Payment Amount” is defined in Section 1.1(a).

“Purchase Price” is defined in Section 1.3(a).

“Receiving Party” is defined in Section 4.8(b).

“Related Person” is defined in Section 2.23.

“Representative” means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Resolution Accountants” means the New York City office of KPMG subject to it certifying to the Parties that it is an independent firm without any material relationship (current or prior) with any Party; provided, however, that if such firm is unwilling or unable to serve in such capacity, the Parties shall mutually agree upon a substitute accounting firm and such substitute accounting firm shall likewise certify its independence to the Parties.

“Sale and Purchase” is defined in Section1.1(a).

“Scheduled IP” is defined in Section 2.16(a).

“Search Engine” is defined in Section 2.17(a)(vii).

“Settlement Offer” is defined in Section 1.4(d).

“Shareholder” is defined in the first paragraph of this Agreement.

“Shareholder Indemnified Party” and “Shareholder Indemnified Parties” are defined in Section 7.3.

“Shares” is defined in the recitals of this Agreement.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, program files, program and system logic, program modules, routines, and subroutines, whether in source code, object code or other form; (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, including any and all program architecture, interfaces, screens, design concepts, system design, development tools, templates, menus, buttons, icons, program structure, sequence and organization, screen displays and report layouts; (iii) databases and compilations, including any and all data and collections of data, descriptions, field and data definitions and relationships, data definition specifications, data models, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, whether machine readable or otherwise; and (iv) documentation and other materials related any of the foregoing, including user manuals and training materials.

“Stock Purchase Rights” is defined in Section 2.4(b).

“Straddle Period” means any taxable period beginning prior to and ending on or after the Closing Date.

“Survival Period” is defined in Section 7.1.

“Systems” is defined in Section 2.17(a)(viii).

“Tangible Personal Property” means all moveable personal property owned, leased or rented by the Company.

“Tax” means any and all (a) domestic or foreign federal, state, provincial or local taxes, duties, imposts, governmental charges or assessments, of any kind whatsoever (including, without limitation, any income, receipts, windfall profit, severance, property, production, sales, use, business and occupation, license, excise, registration, franchise, employment, employment insurance, health insurance and Canada, Quebec and other government pension plan premiums, workers’ compensation levies, required retirement contributions, payroll, withholding, alternative or add-on minimum, intangibles, ad valorem, transfer, gains, stamp, estimated, transaction, title, capital, paid-up capital, profits,  premium, value-added, recording, property, inventory and merchandise, land transfer, business privilege, federal highway use, commercial rent, fringe benefits, or environmental tax, stamp transaction or registration duty, and any liability under escheat, unclaimed property or similar Laws, all surtaxes, all custom duties and import and export taxes,  employment insurance), (b) interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Returns, and (c) liability in respect of any items described in clause (a) and/or (b) payable by reason of contract, assumption, successor or transferee liability (including as a result of being a “transferee” (within the meaning of section 160 of the Tax Act or any other Laws) of another taxpayer or entity or a member of a related, non-arm’s length, affiliated or combined group), operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law) or otherwise.

“Tax Act” means the Income Tax Act (Canada).

“Tax Proceeding” is defined in Section 4.10(b)(ii).

“Taxing Authority” means any Governmental Body responsible for the administration, collection or imposition of any Tax.

“Tax Returns” means any report, return, information return, declaration, statement, claim for refund or other supplied or written information, relating to Taxes, including any schedules or attachments thereto and any amendment thereof, filed or required to be filed or supplied with any Governmental Authority.

“Technology” means collectively, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, results of research and development, Software, tools, data, inventions, apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and any other embodiments of the above, in any form whether or not specifically listed herein, and all related technology, that are used, incorporated or embodied in or displayed by any of the foregoing or used in the design, development, reproduction, sale, marketing, maintenance or modification of any of the foregoing.

“Terms of Service” is defined in Section 2.18(a).

“Third Party Claim” is defined in Section 7.5(a).

“Transaction Accounting Principles” means GAAP excluding liabilities for deferred Taxes and unearned or deferred revenue and as may be specifically provided in the definition of any PP Component with respect to that PP Component only.

“Transaction Documents” means this Agreement and each agreement or certificate executed and delivered in connection with this Agreement, including the Escrow Agreement, the Confidentiality, Non-Competition and Non-Solicitation Agreement, the Employment Contract, and the Guarantee, dated as of the date hereof, between IAC/Interactivecorp in favor of Shareholder and the Company.

“Transaction Exchange Rate” is defined in Section 1.7.

“Transfer Tax” means transfer, excise, sales, use, value added, registration, stamp, recording, property and similar Taxes or fees.

“Transmitted Copies” is defined in Section 8.9.

“User Data” is defined in Section 2.18(d).

“Working Capital” means (a) current assets minus (b) current liabilities calculated (i) as of the Closing Time (but without giving effect to the Closing other than with respect to the availability of a Tax deduction for the Employee Bonuses), and (ii) in a manner consistent with the Transaction Accounting Principles.  For the avoidance of doubt, Working Capital shall not include Cash, Indebtedness, the Promissory Note Payment Amount or the Company Transaction Expenses. For greater certainty, Working Capital will include an accrual for any current Tax assets and current Tax liabilities of the Company for any Pre-Closing Tax Period, any Straddle Period for which the Shareholder is responsible (including the amount of the Tax benefit arising in a Pre-Closing Tax Period in connection with the deduction available from the Employee Bonuses) and the amount of any Tax Liability resulting from or arising out of the Pre-Closing Reorganization).  A sample Closing Statement is set forth on Section 1.3(b) of the Company Disclosure Schedule.

“Working Capital Target” is CND$4.7 million.

The Parties hereto have entered into and signed this Agreement as of the date first above written.

PLENTYOFFISH MEDIA INC.

By:	/s/ Markus Frind
Name: Markus Frind
Title: CEO

MARKUS FRIND

By:	/s/ Markus Frind
Name: Markus Frind

FRIND ENTERPRISES LTD.

By:	/s/ Markus Frind
Name: Markus Frind
Title: Director

MARKUS FRIND FAMILY TRUST NO. 2

By:	/s/ Markus Frind
Name: Markus Frind
Title: Trustee

MATCH.COM, INC.

By:	/s/ Stuart Cawthorn
Name: Stuart Cawthorn
Title:VP, Assistant Secretary